Exhibit 99.1

TELUS CORPORATION CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) SEPTEMBER 30, 2023

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months		Nine months
Periods ended September 30 (millions except per share amounts)	Note	2023	2022	2023	2022
OPERATING REVENUES
Service		$4,388	$4,048	$13,091	$11,670
Equipment		602	592	1,758	1,599
Operating revenues (arising from contracts with customers)	6	4,990	4,640	14,849	13,269
Other income	7	18	31	69	85
Operating revenues and other income		5,008	4,671	14,918	13,354
OPERATING EXPENSES
Goods and services purchased	16	1,858	1,794	5,451	5,025
Employee benefits expense	8, 16	1,633	1,231	4,741	3,521
Depreciation	17	611	550	1,849	1,637
Amortization of intangible assets	18	389	300	1,179	886
		4,491	3,875	13,220	11,069
OPERATING INCOME		517	796	1,698	2,285
Financing costs	9	352	34	995	310
INCOME BEFORE INCOME TAXES		165	762	703	1,975
Income taxes	10	28	211	146	522
NET INCOME		137	551	557	1,453
OTHER COMPREHENSIVE INCOME (LOSS)	11
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		30	(156)	(5)	(54)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		7	35	(28)	(53)
		37	(121)	(33)	(107)
Items never subsequently reclassified to income
Change in measurement of investment financial assets		(4)	—	(12)	1
Employee defined benefit plan re-measurements		60	(13)	59	284
		56	(13)	47	285
		93	(134)	14	178
COMPREHENSIVE INCOME		$230	$417	$571	$1,631
NET INCOME ATTRIBUTABLE TO:
Common Shares		$136	$514	$553	$1,367
Non-controlling interests		1	37	4	86
		$137	$551	$557	$1,453
COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Common Shares		$218	$349	$573	$1,531
Non-controlling interests		12	68	(2)	100
		$230	$417	$571	$1,631
NET INCOME PER COMMON SHARE	12
Basic		$0.09	$0.37	$0.38	$0.99
Diluted		$0.09	$0.37	$0.38	$0.99

TOTAL WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Basic		1,454	1,398	1,447	1,385
Diluted		1,459	1,405	1,451	1,392

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

2 | September 30, 2023

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and temporary investments, net		$1,204	$974
Accounts receivable	6(b)	3,363	3,316
Income and other taxes receivable		163	124
Inventories	1(b)	550	537
Contract assets	6(c)	423	441
Prepaid expenses	20	775	617
Current derivative assets	4(d)	65	83
		6,543	6,092
Non-current assets
Property, plant and equipment, net	17	17,372	17,084
Intangible assets, net	18	19,813	19,239
Goodwill, net	18	10,053	9,131
Contract assets	6(c)	280	320
Other long-term assets	20	2,399	2,203
		49,917	47,977
		$56,460	$54,069

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	22	$104	$104
Accounts payable and accrued liabilities	23	3,401	3,952
Income and other taxes payable		145	112
Dividends payable	13	529	502
Advance billings and customer deposits	24	937	891
Provisions	25	345	166
Current maturities of long-term debt	26	4,376	2,541
Current derivative liabilities	4(d)	4	18
		9,841	8,286
Non-current liabilities
Provisions	25	682	538
Long-term debt	26	23,457	22,496
Other long-term liabilities	27	623	636
Deferred income taxes	10	4,351	4,455
		29,113	28,125
Liabilities		38,954	36,411
Owners’ equity
Common equity	28	16,317	16,569
Non-controlling interests		1,189	1,089
		17,506	17,658
		$56,460	$54,069
Contingent liabilities	29

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

September 30, 2023 | 3

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed
		Common Shares (Note 28)
						Accumulated
						other		Non-
(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	comprehensive income	Total	controlling interests	Total
Balance as at January 1, 2022		1,370	$9,644	$1,013	$4,256	$203	$15,116	$943	$16,059
Net income		—	—	—	1,367	—	1,367	86	1,453
Other comprehensive income (loss)	11	—	—	—	284	(120)	164	14	178
Dividends	13	—	—	—	(1,397)	—	(1,397)	—	(1,397)
Dividends reinvested and optional cash payments	13(b), 14(c)	16	487	—	—	—	487	—	487
Equity accounted share-based compensation		—	—	106	—	—	106	8	114
Issue of Common Shares in business combination		34	992	—	—	—	992	—	992
Change in ownership interests of subsidiaries	28(c)	—	—	(55)	—	—	(55)	(11)	(66)
Balance as at September 30, 2022		1,420	$11,123	$1,064	$4,510	$83	$16,780	$1,040	$17,820
Balance as at January 1, 2023		1,431	$11,399	$956	$4,104	$110	$16,569	$1,089	$17,658
Net income		—	—	—	553	—	553	4	557
Other comprehensive income (loss)	11	—	—	—	59	(39)	20	(6)	14
Dividends	13	—	—	—	(1,561)	—	(1,561)	—	(1,561)
Dividends reinvested and optional cash payments	13(b), 14(c)	22	559	—	—	—	559	—	559
Equity accounted share-based compensation	14(b)	—	1	87	—	—	88	3	91
Change in ownership interests of subsidiaries	25, 28(c)	2	54	35	—	—	89	99	188
Balance as at September 30, 2023		1,455	$12,013	$1,078	$3,155	$71	$16,317	$1,189	$17,506

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

4 | September 30, 2023

condensed interim consolidated statements of cash flows	(unaudited)

		Three months		Nine months
Periods ended September 30 (millions)	Note	2023	2022	2023	2022
OPERATING ACTIVITIES
Net income		$137	$551	$557	$1,453
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		1,000	850	3,028	2,523
Deferred income taxes	10	(98)	52	(227)	46
Share-based compensation expense, net	14(a)	27	30	100	98
Net employee defined benefit plans expense	15(a)	15	24	46	76
Employer contributions to employee defined benefit plans	15(a)	(7)	(9)	(23)	(34)
Non-current contract assets		10	(10)	40	27
Non-current unbilled customer finance receivables	20	(2)	(9)	(24)	22
Unrealized change in forward element of virtual power purchase agreements	9	33	(151)	59	(231)
Loss from equity accounted investments	7, 21	2	3	10	10
Other		6	(23)	(52)	(95)
Net change in non-cash operating working capital	31(a)	184	(8)	(329)	(210)
Cash provided by operating activities		1,307	1,300	3,185	3,685
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	31(a)	(745)	(832)	(2,498)	(2,861)
Cash payments for spectrum licences		(24)	—	(29)	—
Cash payments for acquisitions, net	18(b)	(11)	(1,022)	(1,273)	(1,502)
Advances to, and investment in, real estate joint ventures and associates	21	(19)	(1)	(136)	(3)
Real estate joint venture receipts	21	1	1	5	3
Proceeds on disposition		—	3	7	15
Investment in portfolio investments and other		7	(66)	(108)	(206)
Cash used by investing activities		(791)	(1,917)	(4,032)	(4,554)
FINANCING ACTIVITIES	31(b)
Dividends paid to holders of Common Shares	13(a)	(338)	(297)	(976)	(880)
Issue (repayment) of short-term borrowings, net		(490)	(182)	—	(17)
Long-term debt issued	26	2,808	4,936	8,325	8,993
Redemptions and repayment of long-term debt	26	(1,925)	(2,759)	(6,195)	(6,388)
Shares of subsidiary purchased from non-controlling interests, net	28(c)	—	—	(57)	(85)
Other		(16)	(23)	(20)	(37)
Cash provided by financing activities		39	1,675	1,077	1,586
CASH POSITION
Increase in cash and temporary investments, net		555	1,058	230	717
Cash and temporary investments, net, beginning of period		649	382	974	723
Cash and temporary investments, net, end of period		$1,204	$1,440	$1,204	$1,440
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid		$(307)	$(203)	$(888)	$(578)
Interest received		$4	$10	$11	$11
Income taxes paid, net		$(63)	$(91)	$(342)	$(329)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

September 30, 2023 | 5

notes to condensed interim consolidated financial statements	(unaudited)

SEPTEMBER 30, 2023

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of technology solutions, which include mobile and fixed voice and data telecommunications services and products, healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration), agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies), and digitally-led customer experiences. Data services include: internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 7, 510 West Georgia Street, Vancouver, British Columbia, V6B 0M3.

The terms “TELUS”, “we”, “us”, “our” or “ourselves” refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries. Our principal subsidiaries are: TELUS Communications Inc., in which, as at September 30, 2023, we have a 100% equity interest; and TELUS International (Cda) Inc., in which, as at September 30, 2023, we have a 56.0% equity interest, as discussed further in Note 28(c), and which completed its initial public offering in February 2021. Although it has not had any effect on our current determination of which are our principal subsidiaries, we also made a material business acquisition during the nine-month period ended September 30, 2023, as set out in Note 18(b).

1	condensed interim consolidated financial statements

(a)	Basis of presentation

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2022.

6 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2022. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles. Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

These consolidated financial statements for the three-month and nine-month periods ended September 30, 2023, were authorized by our Board of Directors for issue on November 3, 2023.

(b)	Inventories

Our inventories primarily consist of mobile handsets, parts and accessories totalling $404 million as at September 30, 2023 (December 31, 2022 – $414 million), and communications equipment held for resale. Inventories are valued at the lower of cost and net realizable value, with cost being determined on an average cost basis. Costs of goods sold for the three-month and nine-month periods ended September 30, 2023, totalled $0.6 billion (2022 – $0.5 billion) and $1.7 billion (2022 – $1.5 billion), respectively.

2	accounting policy developments

(a)	Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

•	In February 2021, the International Accounting Standards Board issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, IFRS Practice Statement 2, Making Materiality Judgements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application was permitted. The amendments require the disclosure of material accounting policy information rather than disclosing significant accounting policies, and clarify how to distinguish changes in accounting policies from changes in accounting estimates. Our financial disclosure is currently not materially affected by the application of the amendments.

•	In May 2021, the International Accounting Standards Board issued targeted amendments to IAS 12, Income Taxes. The amendments are effective for annual periods beginning on or after January 1, 2023, although earlier application was permitted. With a view to reducing diversity in reporting, the amendments clarify that companies are required to recognize deferred taxes on transactions where both assets and liabilities are recognized, such as with leases and asset retirement (decommissioning) obligations. Our financial performance and disclosure is currently not materially affected by the application of the amendments.

•	In May 2023, the International Accounting Standards Board issued International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12), which amended IAS 12, Income Taxes. The amendments provide, and we use the, temporary relief from accounting for deferred income taxes arising from the Organisation for Economic Co-operation and Development’s Pillar Two model rules (such rules ensuring that large multinational corporations would be subject to a minimum 15% income tax rate in every jurisdiction in which they operate). As different jurisdictions are expected to implement the OECD rules at different speeds and at different points in time, the amendments are intended to help ensure consistency within, and comparability across, financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. We are currently assessing the impacts of the amended standard, but do not expect that our financial disclosure will be materially affected by the application of the amendments.

(b)	Standards, interpretations and amendments to standards and interpretations in the reporting period not yet effective and not yet applied

•	In May 2023, the International Accounting Standards Board issued Supplier Finance Arrangements, which amended IAS 7, Statement of Cash Flows and IFRS 7, Financial Instruments: Disclosures, and requires additional quantitative and qualitative disclosure about supplier finance arrangements. The amendments are effective for annual reporting periods beginning on or after January 1, 2024, although earlier application is permitted; comparative prior period information is not required in the year of initial application. We are currently assessing the impacts of the amended standards, but do not expect that our financial disclosure, set out in Note 23, will be materially affected by the application of the amendments.

September 30, 2023 | 7

notes to condensed interim consolidated financial statements	(unaudited)

3	capital structure financial policies

General

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In our definition of financial capital, we include common equity (excluding accumulated other comprehensive income), non-controlling interests, long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with long-term debt items, net of amounts recognized in accumulated other comprehensive income), cash and temporary investments, short-term borrowings (including those arising from securitized receivables) and other long-term debts (including those arising from securitized receivables).

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may adjust the amount of dividends paid to holders of Common Shares, purchase Common Shares for cancellation pursuant to normal course issuer bids, issue new shares (including Common Shares and TELUS International (Cda) Inc. subordinate voting shares), issue new debt, issue new debt to replace existing debt with different characteristics, increase or decrease the amount of receivables sold to an arm’s-length securitization trust, and/or enter into a new arm’s-length securitization trust to replace an existing arm’s-length securitization trust with different characteristics.

During 2023, our financial objectives, which are reviewed annually, were unchanged from 2022. We believe that our financial objectives are supportive of our long-term strategy.

We monitor financial capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization (EBITDA*) – excluding restructuring and other costs ratio; coverage ratios; and dividend payout ratios.

Debt and coverage ratios

Net debt to EBITDA – excluding restructuring and other costs is calculated as net debt at the end of the period, divided by 12-month trailing EBITDA – excluding restructuring and other costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities, except that the covenant includes in EBITDA the unrealized effects of non-currency risk-related derivative financial instruments that are held for trading (see Note 4(d)). Net debt and EBITDA – excluding restructuring and other costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other issuers. The calculation of these measures is set out in the following table. Net debt is one component of a ratio used to determine compliance with debt covenants.

As at, or for the 12-month periods ended, September 30 ($ in millions)	Objective	2023	2022
Components of debt and coverage ratios
Net debt [1]		$26,719	$23,689
EBITDA – excluding restructuring and other costs [2]		$6,995	$6,880
Net interest cost [3] (Note 9)		$1,218	$752
Debt ratio
Net debt to EBITDA – excluding restructuring and other costs	2.20 – 2.70 [4]	3.82	3.44
Coverage ratios
Earnings coverage [5]		1.9	4.4
EBITDA – excluding restructuring and other costs interest coverage [6]		5.7	9.1

* EBITDA is not a standardized financial measure under IFRS-IASB and might not be comparable to similar measures disclosed by other issuers; we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We report EBITDA because it is a key measure that management uses to evaluate the performance of our business, and it is also utilized in measuring compliance with certain debt covenants.

8 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

1	Net debt and total managed capitalization are calculated as follows:

As at September 30	Note	2023	2022
Long-term debt	26	$27,833	$25,139
Debt issuance costs netted against long-term debt		122	111
Derivative (assets) liabilities used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt, net		(90)	(256)
Accumulated other comprehensive income amounts arising from financial instruments used to manage interest rate and currency risks associated with U.S. dollar-denominated long-term debt – excluding tax effects		(46)	31
Cash and temporary investments, net		(1,204)	(1,440)
Short-term borrowings	22	104	104
Net debt		26,719	23,689
Common equity		16,317	16,780
Non-controlling interests		1,189	1,040
Less: accumulated other comprehensive income amounts included above in common equity and non-controlling interests		(88)	(80)
Total managed capitalization		$44,137	$41,429

2	EBITDA – excluding restructuring and other costs is calculated as follows:

	EBITDA (Note 5)	Restructuring and other costs (Note 16)	EBITDA – excluding restructuring and other costs
Add
Nine-month period ended September 30, 2023	$4,726	$577	$5,303
Year ended December 31, 2022	6,406	240	6,646
Deduct
Nine-month period ended September 30, 2022	(4,808)	(146)	(4,954)
EBITDA – excluding restructuring and other costs	$6,324	$671	$6,995

3	Net interest cost is defined as financing costs, excluding employee defined benefit plans net interest, virtual power purchase agreements unrealized change in forward element, recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost) (see Note 9).

4	Our long-term objective range for this ratio is 2.20 – 2.70 times. The ratio as at September 30, 2023, is outside the long-term objective range. We may permit, and have permitted, this ratio to go outside the objective range (for long-term investment opportunities), but we will endeavour to return this ratio to within the objective range in the medium term (following the spectrum auction in 2021, the spectrum auction that commenced in October 2023 (see Note 18(a)) and the spectrum auction upcoming in 2024), as we believe that this range is supportive of our long-term strategy. We are in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our net debt to operating cash flow ratio to exceed 4.25:1.00 (see Note 26(d)); the calculation of the debt ratio is substantially similar to the calculation of the leverage ratio covenant in our credit facilities.

5	Earnings coverage is defined by Canadian Securities Administrators National Instrument 41-101 as net income before borrowing costs and income tax expense, divided by borrowing costs (interest on long-term debt; interest on short-term borrowings and other; long-term debt prepayment premium), and adding back capitalized interest, all such amounts excluding those attributable to non-controlling interests.

6	EBITDA – excluding restructuring and other costs interest coverage is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost. This measure is substantially similar to the coverage ratio covenant in our credit facilities.

Net debt to EBITDA – excluding restructuring and other costs was 3.82 times as at September 30, 2023, as compared to 3.44 times one year earlier. The effect of the increase, primarily due to business acquisitions, on net debt levels (which were already elevated in the current and comparative periods due to spectrum acquisition), exceeded the effect of growth in EBITDA – excluding restructuring and other costs.

The earnings coverage ratio for the twelve-month period ended September 30, 2023, was 1.9 times, down from 4.4 times one year earlier. A decrease in income before borrowing costs and income taxes decreased the ratio by 1.7 and an increase in borrowing costs decreased the ratio by 0.8. The EBITDA – excluding restructuring and other costs interest coverage ratio for the twelve-month period ended September 30, 2023, was 5.7 times, down from 9.1 times one year earlier. Growth in EBITDA – excluding restructuring and other costs increased the ratio by 0.2 and an increase in net interest costs of $466 million decreased the ratio by 3.6.

* Free cash flow is not a standardized financial measure under IFRS-IASB and might not be comparable to similar measures presented by other issuers; we define free cash flow as EBITDA (operating revenues and other income less goods and services purchased and employee benefits expense) excluding items that we consider to be of limited predictive value, including certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets, and other sources and uses of cash, as found in the consolidated statements of cash flows. We have issued guidance on, and report, free cash flow because it is a key performance measure that management and investors use to evaluate the performance of our business.

September 30, 2023 | 9

notes to condensed interim consolidated financial statements	(unaudited)

TELUS Corporation Common Share dividend payout ratio

So as to be consistent with the way we manage our business, our TELUS Corporation Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for TELUS Corporation Common Shares, as recorded in the financial statements net of dividend reinvestment plan effects (see Note 13), divided by the sum of free cash flow* amounts for the most recent four quarters for interim reporting periods (divided by annual free cash flow if the reported amount is in respect of a fiscal year). The historical measure for the 12-month period ended September 30, 2023, is presented for illustrative purposes in evaluating our target guideline.

For the 12-month periods ended September 30	Objective	2023	2022
Determined using most comparable IFRS-IASB measures
Ratio of TELUS Corporation Common Share dividends declared to cash provided by operating activities – less capital expenditures		151%	215%
Determined using management measures
TELUS Corporation Common Share dividend payout ratio – net of dividend reinvestment plan effects	60%–75% [1]	88%	120%

1	Our objective range for the TELUS Corporation Common Share dividend payout ratio is 60%-75% of free cash flow on a prospective basis.

For the 12-month periods ended September 30 (millions)	2023	2022
TELUS Corporation Common Share dividends declared	$2,063	$1,846
Amount of TELUS Corporation Common Share dividends declared reinvested in TELUS Corporation Common Shares	(748)	(658)
TELUS Corporation Common Share dividends declared – net of dividend reinvestment plan effects	$1,315	$1,188

Our calculation of free cash flow, and its reconciliation to cash provided by operating activities, is as follows:

For the 12-month periods ended September 30 (millions)	Note	2023	2022
EBITDA	5	$6,324	$6,690
Deduct gain on disposition of financial solutions business		—	(410)
Restructuring and other costs, net of disbursements		272	(10)
Effects of contract asset, acquisition and fulfilment and TELUS Easy Payment device financing		(153)	(27)
Effect of lease principal	31(b)	(523)	(497)
Items from the Consolidated statements of cash flows:
Share-based compensation, net	14	124	114
Net employee defined benefit plans expense	15	71	103
Employer contributions to employee defined benefit plans		(33)	(49)
Interest paid		(1,126)	(758)
Interest received		17	13
Capital expenditures	5	(2,949)	(3,721)
Free cash flow before income taxes		2,024	1,448
Income taxes paid, net of refunds		(532)	(515)
Effect of disposition of financial solutions business on income taxes paid		—	61
Free cash flow		1,492	994
Add (deduct):
Capital expenditures	5	2,949	3,721
Effects of lease principal		523	497
Gain on disposition of financial solutions business, net of effect on income taxes paid		—	(349)
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in net income neither providing nor using cash		(653)	(282)
Cash provided by operating activities		$4,311	$4,581

4	financial instruments

(a)	Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis, the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is set out in the following table.

As at (millions)	September 30, 2023	December 31, 2022
Cash and temporary investments, net	$1,204	$974
Accounts receivable	3,958	3,887
Contract assets	703	761
Derivative assets	261	333
	$6,126	$5,955

Cash and temporary investments, net

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review evaluates changes in the status of counterparties.

10 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary. Accounts are considered to be past due (in default) when customers have failed to make the contractually required payments when due, which is generally within 30 days of the billing date. Any late payment charges are levied at an industry-based market rate or a negotiated rate on outstanding non-current customer account balances.

As at (millions)		September 30, 2023			December 31, 2022
	Note	Gross	Allowance	Net [1]	Gross	Allowance	Net [1]
Customer accounts receivable, net of allowance for doubtful accounts
Less than 30 days past billing date		$1,144	$(12)	$1,132	$936	$(11)	$925
30-60 days past billing date		371	(12)	359	400	(11)	389
61-90 days past billing date		126	(14)	112	185	(15)	170
More than 90 days past billing date		200	(31)	169	192	(33)	159
Unbilled customer finance receivables		1,504	(39)	1,465	1,509	(39)	1,470
		$3,345	$(108)	$3,237	$3,222	$(109)	$3,113
Current	6(b)	$2,735	$(93)	$2,642	$2,636	$(94)	$2,542
Non-current	20	610	(15)	595	586	(15)	571
		$3,345	$(108)	$3,237	$3,222	$(109)	$3,113

1	Net amounts represent customer accounts receivable for which an allowance had not been made as at the dates of the Consolidated statements of financial position (see Note 6(b)).

We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and the line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable balances above a specific threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months		Nine months
Periods ended September 30 (millions)	2023	2022	2023	2022
Balance, beginning of period	$107	$114	$109	$110
Additions (doubtful accounts expense)	30	17	78	57
Accounts written off [1] less than recoveries	(28)	(26)	(83)	(67)
Other	(1)	2	4	7
Balance, end of period	$108	$107	$108	$107

1	For the three-month and nine-month periods ended September 30, 2023, accounts that were written off but were still subject to enforcement activity totalled $45 (2022 – $39) and $134 (2022 – $108), respectively.

Contract assets

Credit risk associated with contract assets is inherently managed by the size and diversity of our large customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

As at (millions)	September 30, 2023			December 31, 2022
	Gross	Allowance	Net (Note 6(c))	Gross	Allowance	Net (Note 6(c))
Contract assets, net of impairment allowance
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence	$592	$(22)	$570	$611	$(23)	$588
The 12-month period ending two years hence	236	(9)	227	277	(11)	266
Thereafter	54	(1)	53	55	(1)	54
	$882	$(32)	$850	$943	$(35)	$908

We maintain allowances for lifetime expected credit losses related to contract assets. Current economic conditions, historical information (including credit agency reports, if available), and the line of business from which the contract asset arose are all considered when determining impairment allowances. The same factors are considered when determining whether to write off amounts charged to the impairment allowance for contract assets against contract assets.

September 30, 2023 | 11

notes to condensed interim consolidated financial statements	(unaudited)

Derivative assets (and derivative liabilities)

Counterparties to our material foreign exchange derivatives are major financial institutions that have been accorded investment grade ratings by a primary credit rating agency. The total dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to the risk of potential credit losses due to the possible non-performance of our counterparties, we consider this risk remote. Our derivative liabilities do not have credit risk-related contingent features.

(b)	Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•	maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs;

•	maintaining an agreement to sell trade receivables to an arm’s-length securitization trust (Note 22), bilateral bank facilities (Note 22), a supply chain financing program (Note 23), a commercial paper program (Note 26(c)) and syndicated credit facilities (Note 26(d),(e));

•	maintaining in-effect shelf prospectuses;

•	continuously monitoring forecast and actual cash flows; and

•	managing maturity profiles of financial assets and financial liabilities.

Our debt maturities in future years are disclosed in Note 26(h). As at September 30, 2023, unchanged from December 31, 2022, TELUS Corporation could offer an unlimited amount of securities in Canada, and US$3.5 billion of securities in the U.S., qualified pursuant to a Canadian shelf prospectus that is in effect until September 2024. We believe that our investment grade credit ratings contribute to reasonable access to capital markets. TELUS International (Cda) Inc. has a Canadian shelf prospectus that is in effect until May 2024 under which an unlimited amount of debt or equity securities could be offered.

We closely match the contractual maturities of our derivative financial liabilities with those of the risk exposures they are being used to manage.

The expected maturities of our undiscounted financial liabilities do not differ significantly from the contractual maturities, other than as noted below. The contractual maturities of our undiscounted financial liabilities, including interest thereon (where applicable), are set out in the following tables.

	Non-derivative				Derivative

			Composite long-term debt
	Non-interest bearing financial	Short-term	Long-term debt, excluding leases [1]	Leases	Currency swap agreement amounts to be exchanged [2]		Currency swap agreement amounts to be exchanged
As at September 30, 2023 (millions)	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive)	Pay	(Receive)	Pay	Total
2023 (remainder of year)	$2,760	$5	$1,459	$177	$(1,273)	$1,255	$(183)	$183	$4,383
2024	577	106	3,627	659	(488)	457	(449)	445	4,934
2025	44	—	2,040	525	(224)	206	—	—	2,591
2026	91	—	2,391	390	(220)	205	—	—	2,857
2027	143	—	2,428	305	(1,694)	1,652	—	—	2,834
2028-2032	51	—	11,849	584	(2,244)	2,156	—	—	12,396
Thereafter	—	—	13,856	386	(2,916)	2,805	—	—	14,131
Total	$3,666	$111	$37,650	$3,026	$(9,059)	$8,736	$(632)	$628	$44,126

			Total			$40,353

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at September 30, 2023.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the currency exchange rates in effect as at September 30, 2023. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

12 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

	Non-derivative				Derivative

			Composite long-term debt
As at December 31, 2022 (millions)	Non-interest bearing financial	Short-term	Long-term debt, excluding leases [1]	Leases	Currency swap agreement amounts to be exchanged [2]		Currency swap agreement amounts to be exchanged
	liabilities	borrowings [1]	(Note 26)	(Note 26)	(Receive)	Pay	(Receive)	Pay	Total
2023	$3,613	$9	$2,907	$596	$(1,679)	$1,674	$(669)	$648	$7,099
2024	254	105	3,126	537	(201)	193	—	—	4,014
2025	16	—	1,800	379	(599)	586	—	—	2,182
2026	12	—	2,154	273	(165)	162	—	—	2,436
2027	1	—	2,197	218	(1,644)	1,610	—	—	2,382
2028-2032	—	—	9,929	446	(1,785)	1,707	—	—	10,297
Thereafter	—	—	11,551	364	(2,921)	2,805	—	—	11,799
Total	$3,896	$114	$33,664	$2,813	$(8,994)	$8,737	$(669)	$648	$40,209

			Total			$36,220

1	Cash outflows in respect of interest payments on our short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2022.
2	The amounts included in undiscounted non-derivative long-term debt in respect of U.S. dollar-denominated long-term debt, and the corresponding amounts in the long-term debt currency swap receive column, have been determined based upon the currency exchange rates in effect as at December 31, 2022. The hedged U.S. dollar-denominated long-term debt contractual amounts at maturity, in effect, are reflected in the long-term debt currency swap pay column as gross cash flows are exchanged pursuant to the currency swap agreements.

(c)	Market risks

Net income and other comprehensive income for the nine-month periods ended September 30, 2023 and 2022, could have varied if the Canadian dollar: U.S. dollar exchange rate, the U.S. dollar: European euro exchange rate, market interest rates and virtual power purchase agreement forward element valuation varied by reasonably possible amounts from their actual statement of financial position date amounts.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The U.S. dollar-denominated and European euro-denominated balances and the notional amounts of our derivative financial instruments as at the relevant statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The principal and notional amounts as at the relevant statement of financial position date have been used in the calculations.

The sensitivity analysis of our exposure to wind discount risk and solar premium risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The notional amounts of the virtual power purchase agreements as at the relevant statement of financial position dates have been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable statutory income tax rates for the reporting periods.

Nine-month periods ended September 30	Net income		Other comprehensive income		Comprehensive income
(increase (decrease) in millions)	2023	2022	2023	2022	2023	2022
Reasonably possible changes in market risks [1]
10% change in C$: US$ exchange rate
Canadian dollar appreciates	$(7)	$(7)	$123	$11	$116	$4
Canadian dollar depreciates	$7	$7	$(123)	$(11)	$(116)	$(4)
10% change in US$: € exchange rate
U.S. dollar appreciates	$11	$17	$(65)	$(60)	$(54)	$(43)
U.S. dollar depreciates	$(11)	$(17)	$65	$60	$54	$43
25 basis point change in interest rates
Interest rates increase
Canadian interest rate	$(8)	$(2)	$70	$81	$62	$79
U.S. interest rate	$—	$—	$(67)	$(81)	$(67)	$(81)
Combined	$(8)	$(2)	$3	$—	$(5)	$(2)
Interest rates decrease
Canadian interest rate	$8	$2	$(72)	$(84)	$(64)	$(82)
U.S. interest rate	$—	$—	$70	$85	$70	$85
Combined	$8	$2	$(2)	$1	$6	$3
20 basis point change in wind discount
Wind discount increases	$(35)	$(43)	$—	$—	$(35)	$(43)
Wind discount decreases	$35	$43	$—	$—	$35	$43
20 basis point change in solar premium
Solar premium increases	$20	$25	$—	$—	$20	$25
Solar premium decreases	$(20)	$(25)	$—	$—	$(20)	$(25)

1	These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other factors; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

September 30, 2023 | 13

notes to condensed interim consolidated financial statements	(unaudited)

The sensitivity analysis assumes that we would realize the changes in exchange rates and market interest rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

(d)	Fair values

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are set out in the following table.

As at (millions)	September 30, 2023		December 31, 2022
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt, excluding leases (Note 26)	$25,354	$22,951	$22,967	$21,000

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are set out in the following table.

As at (millions)		September 30, 2023				December 31, 2022
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Current Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar revenues	HFT [4]	2024	$52	$—	US$1.00: ₱57	2023	$72	$1	US$1.00: ₱55
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2024	$328	4	US$1.00: C$1.33	2023	$397	21	US$1.00: C$1.28
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2024	$950	16	US$1.00: C$1.33	2023	$526	9	US$1.00: C$1.33
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(e))	HFH [5]	2027	$44	23	€1.00: US$1.09	2025	$31	26	€1.00: US$1.09
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2024	$11	4	3.5%	—	$—	—	—
Price risk associated with purchase of electrical power	HFT [4]	2047	$25	18	$29.86/ MWh	2047	$36	26	$29.66/ MWh
				$65				$83

14 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

As at (millions)		September 30, 2023				December 31, 2022
	Designation	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value [1] and carrying value	Price or rate
Other Long-Term Assets [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt [6] (Note 26(b)-(c))	HFH [3]	2048	$5,251	$52	US$1.00: C$1.30	2048	$4,443	$66	US$1.00: C$1.30
Currency risk arising from European euro functional currency operations purchased with U.S. dollar-denominated long-term debt [7] (Note 26(e))	HFH [5]	2027	$589	25	€1.00: US$1.09	2025	$454	17	€1.00: US$1.09
Interest rate risk associated with non-fixed rate credit facility amounts drawn (Note 26(e))	HFH [3]	2028	$213	3	3.4%	—	$—	—	—
Price risk associated with purchase of electrical power	HFT [4]	2047	$209	116	$39.38/ MWh	2047	$264	167	$39.15/ MWh
				$196				$250
Current Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar revenues	HFT [4]	2024	$100	$1	US$1.00: ₱56	2023	$68	$3	US$1.00: ₱55
Currency risk arising from U.S. dollar-denominated purchases	HFH [3]	2024	$148	1	US$1.00: C$1.36	2023	$111	1	US$1.00: C$1.36
Currency risk arising from U.S. dollar-denominated long-term debt (Note 26(b)-(c))	HFH [3]	2024	$488	2	US$1.00: C$1.35	2023	$957	14	US$1.00: C$1.37
				$4				$18
Other Long-Term Liabilities [2]
Derivatives used to manage
Currency risk arising from U.S. dollar-denominated long-term debt [6] (Note 26(b)-(c))	HFH [3]	2049	$1,417	$25	US$1.00: C$1.34	2049	$2,329	$24	US$1.00: C$1.33

1	Fair value measured at the reporting date using significant other observable inputs (Level 2), except the fair value of virtual power purchase agreements (which we use to manage the price risk associated with the purchase of electrical power), which is measured at the reporting date using significant unobservable inputs (Level 3). Changes in the fair value of derivative financial instruments classified as Level 3 in the fair value hierarchy were as follows:

	Three months		Nine months
Periods ended September 30	2023	2022	2023	2022
Virtual power purchase agreements unrealized change in forward element
Included in net income, excluding income taxes	$(33)	$151	$(59)	$231
Balance, beginning of period	167	80	193	—
Balance, end of period	$134	$231	$134	$231

2	Derivative financial assets and liabilities are not set off.
3	Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.
4	Designated as held for trading (HFT) and classified as fair value through net income upon initial recognition; hedge accounting is not applied.
5	Designated as a hedge of a net investment in a foreign operation; hedge accounting is applied. Hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.
6	We designate only the spot element as the hedging item. As at September 30, 2023, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $163 (December 31, 2022 – $123).
7	We designate only the spot element as the hedging item. As at September 30, 2023, the foreign currency basis spread included in the fair value of the derivative instruments, which is used for purposes of assessing hedge ineffectiveness, was $3 (December 31, 2022 – $1).

(e)	Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, arising from derivative instruments that are classified as cash flow hedging items and their location within the Consolidated statements of income and other comprehensive income.

September 30, 2023 | 15

notes to condensed interim consolidated financial statements	(unaudited)

Credit risk associated with such derivative instruments, as discussed further in (a), would be the primary source of hedge ineffectiveness. There was no ineffective portion of the derivative instruments classified as cash flow hedging items for the periods presented.

		Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income to income (effective portion) (Note 11)
		(effective portion) (Note 11)			Amount
Periods ended September 30 (millions)	Note	2023	2022	Location	2023	2022
THREE-MONTH
Derivatives used to manage currency risk
Arising from U.S. dollar-denominated purchases		$10	$28	Goods and services purchased	$—	$4
Arising from U.S. dollar-denominated long-term debt [1]	26(b)-(c)	142	82	Financing costs	135	365
Arising from net investment in a foreign operation [2]		26	36	Financing costs	12	(4)
		178	146		147	365
Derivatives used to manage other market risk
Other		2	—	Financing costs	(5)	—
		$180	$146		$142	$365
NINE-MONTH
Derivatives used to manage currency risk
Arising from U.S. dollar-denominated purchases		$1	$36	Goods and services purchased	$15	$9
Arising from U.S. dollar-denominated long-term debt [1]	26(b)-(c)	(9)	208	Financing costs	(3)	428
Arising from net investment in a foreign operation [2]		5	90	Financing costs	1	(5)
		(3)	334		13	432
Derivatives used to manage other market risks
Other		2	1	Financing costs	(5)	(1)
		$(1)	$335		$8	$431

1	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the three-month and nine-month periods ended September 30, 2023, were $48 (2022 – $125) and $40 (2022 – $139), respectively.
2	Amounts recognized in other comprehensive income are net of the change in the foreign currency basis spread (which is used for purposes of assessing hedge ineffectiveness) included in the fair value of the derivative instruments; such amounts for the three-month and nine-month periods ended September 30, 2023, were $NIL (2022 – $(2)) and $2 (2022 – $NIL), respectively.

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, as well as their location within the Consolidated statements of income and other comprehensive income.

		Gain (loss) on derivatives recognized in income
		Three months		Nine months
Periods ended September 30 (millions)	Location	2023	2022	2023	2022
Derivatives used to manage currency risk	Financing costs	$(1)	$(12)	$4	$(23)
Virtual power purchase agreements unrealized change in forward element	Financing costs	$(33)	$151	$(59)	$231

16 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

5	segment information

General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. Effective September 1, 2022, we embarked upon the modification of our internal and external reporting processes, systems and internal controls concurrent with the acquisition and integration of LifeWorks Inc. and correspondingly we are assessing our segmented reporting structure.

The TELUS technology solutions segment includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security); healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

The digitally-led customer experiences – TELUS International (DLCX) segment, which has the U.S. dollar as its primary functional currency, is comprised of digital customer experience and digital-enablement transformation solutions, including artificial intelligence and content management, provided by our TELUS International (Cda) Inc. subsidiary.

Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

The segment information regularly reported to our Chief Executive Officer (our chief operating decision-maker), and the reconciliations thereof to our products and services view of revenues, other revenues and income before income taxes, are set out in the following table.

September 30, 2023 | 17

notes to condensed interim consolidated financial statements	(unaudited)

	TELUS technology solutions						Digitally-led customer experiences – TELUS
Three-month periods ended September 30 (millions)	Mobile		Fixed		Segment total		International [1]		Eliminations		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Operating revenues
External revenues
Service	$1,792	$1,725	$1,890	$1,656	$3,682	$3,381	$706	$667	$—	$—	$4,388	$4,048
Equipment	518	516	84	76	602	592	—	—	—	—	602	592
Revenues arising from contracts with customers	$2,310	$2,241	$1,974	$1,732	4,284	3,973	706	667	—	—	4,990	4,640

			Other income (Note 7)		18	31	—	—	—	—	18	31
					4,302	4,004	706	667	—	—	5,008	4,671
			Intersegment revenues		4	5	183	136	(187)	(141)	—	—
					$4,306	$4,009	$889	$803	$(187)	$(141)	$5,008	$4,671
			EBITDA [2]		$1,346	$1,457	$171	$189	$—	$—	$1,517	$1,646
			Restructuring and other costs included in EBITDA (Note 16)		287	67	16	11	—	—	303	78
			Adjusted EBITDA [2]		$1,633	$1,524	$187	$200	$—	$—	$1,820	$1,724
			Capital expenditures [3]		$734	$892	$35	$33	$—	$—	$769	$925
			Adjusted EBITDA less capital expenditures [2]		$899	$632	$152	$167	$—	$—	$1,051	$799

									Operating revenues – external and other income (above)		$5,008	$4,671
									Goods and services purchased		1,858	1,794
									Employee benefits expense		1,633	1,231
									EBITDA (above)		1,517	1,646
									Depreciation		611	550
									Amortization of intangible assets		389	300
									Operating income		517	796
									Financing costs		352	34
									Income before income taxes		$165	$762

18 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

	TELUS technology solutions						Digitally-led customer experiences – TELUS
Nine-month periods ended September 30 (millions)	Mobile		Fixed		Segment total		International [1]		Eliminations		Total
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Operating revenues
External revenues
Service	$5,265	$4,972	$5,641	$4,715	$10,906	$9,687	$2,185	$1,983	$—	$—	$13,091	$11,670
Equipment	1,496	1,368	262	231	1,758	1,599	—	—	—	—	1,758	1,599
Revenues arising from contracts with customers	$6,761	$6,340	$5,903	$4,946	12,664	11,286	2,185	1,983	—	—	14,849	13,269

			Other income (Note 7)		69	85	—	—	—	—	69	85
					12,733	11,371	2,185	1,983	—	—	14,918	13,354
			Intersegment revenues		12	13	528	376	(540)	(389)	—	—
					$12,745	$11,384	$2,713	$2,359	$(540)	$(389)	$14,918	$13,354
			EBITDA [2]		$4,256	$4,274	$470	$534	$—	$—	$4,726	$4,808
			Restructuring and other costs included in EBITDA (Note 16)		522	121	55	25	—	—	577	146
			Equity (income) loss related to real estate joint venture		(1)	—	—	—	—	—	(1)	—
			Adjusted EBITDA [2]		$4,777	$4,395	$525	$559	$—	$—	$5,302	$4,954
			Capital expenditures [3]		$2,200	$2,710	$89	$102	$—	$—	$2,289	$2,812
			Adjusted EBITDA less capital expenditures [2]		$2,577	$1,685	$436	$457	$—	$—	$3,013	$2,142

									Operating revenues – external and other income (above)		$14,918	$13,354
									Goods and services purchased		5,451	5,025
									Employee benefits expense		4,741	3,521
									EBITDA (above)		4,726	4,808
									Depreciation		1,849	1,637
									Amortization of intangible assets		1,179	886
									Operating income		1,698	2,285
									Financing costs		995	310
									Income before income taxes		$703	$1,975

1	The digitally-led customer experiences – TELUS International segment is comprised of our consolidated TELUS International (Cda) Inc. subsidiary. All of our other international operations are included in the TELUS technology solutions segment.
2	Earnings before interest, income taxes, depreciation and amortization (EBITDA), both unadjusted and adjusted, are not standardized financial measures under IFRS-IASB and may not be comparable to similar measures disclosed by other issuers (including those disclosed by TELUS International (Cda) Inc.); we define EBITDA as operating revenues and other income less goods and services purchased and employee benefits expense. We calculate adjusted EBITDA to exclude items that do not reflect our ongoing operations and, in our opinion, should not be considered in a long-term valuation metric or included in an assessment of our ability to service or incur debt. We report EBITDA, adjusted EBITDA and adjusted EBITDA less capital expenditures, because they are key measures that management uses to evaluate the performance of our business, and EBITDA is also utilized in measuring compliance with certain debt covenants.
3	See Note 31(a) for a reconciliation of capital asset additions, excluding spectrum licences, to cash payments for capital assets, excluding spectrum licences, reported in the Consolidated statements of cash flows.

September 30, 2023 | 19

notes to condensed interim consolidated financial statements	(unaudited)

6	revenue from contracts with customers

(a)	Revenues

In the determination of the minimum transaction prices in contracts with customers, amounts are allocated to fulfilling, or completion of fulfilling, future contracted performance obligations. These unfulfilled, or partially unfulfilled, future contracted performance obligations are largely in respect of services to be provided over the duration of the contract. The following table sets out our aggregate estimated minimum transaction prices allocated to remaining unfulfilled, or partially unfulfilled, future contracted performance obligations and the timing of when we might expect to recognize the associated revenues; actual amounts could differ from these estimates due to a variety of factors, including the unpredictable nature of: customer behaviour; industry regulation; the economic environments in which we operate; and competitor behaviour.

As at (millions)	September 30, 2023	December 31, 2022
Estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations to be recognized as revenue in a future period [1,2]
During the 12-month period ending one year hence	$2,507	$2,539
During the 12-month period ending two years hence	971	1,034
Thereafter	103	81
	$3,581	$3,654

1	Excludes constrained variable consideration amounts, amounts arising from contracts originally expected to have a duration of one year or less and, as a permitted practical expedient, amounts arising from contracts that are not affected by revenue recognition timing differences arising from transaction price allocation or from contracts under which we may recognize and bill revenue in an amount that corresponds directly with our completed performance obligations.
2	IFRS-IASB requires the explanation of when we expect to recognize as revenue the amounts disclosed as the estimated minimum transaction price allocated to remaining unfulfilled, or partially unfulfilled, performance obligations. The estimated amounts disclosed are based upon contractual terms and maturities. Actual minimum transaction price revenues recognized, and the timing thereof, will differ from these estimates primarily due to the frequency with which the actual durations of contracts with customers do not match their contractual maturities.

(b)	Accounts receivable

As at (millions)	Note	September 30, 2023	December 31, 2022
Customer accounts receivable		$2,735	$2,636
Accrued receivables – customer		486	468
Allowance for doubtful accounts	4(a)	(93)	(94)
		3,128	3,010
Accrued receivables – other		235	306
Accounts receivable – current		$3,363	$3,316

(c)	Contract assets

		Three months		Nine months
Periods ended September 30 (millions)	Note	2023	2022	2023	2022
Balance, beginning of period		$857	$804	$908	$877
Net additions arising from operations		378	378	1,096	1,011
Amounts billed in the period and thus reclassified to accounts receivable		(387)	(369)	(1,162)	(1,077)
Change in impairment allowance, net	4(a)	1	(1)	3	1
Other		1	1	5	1
Balance, end of period		$850	$813	$850	$813
To be billed and thus reclassified to accounts receivable during:
The 12-month period ending one year hence				$570	$541
The 12-month period ending two years hence				227	217
Thereafter				53	55
Balance, end of period				$850	$813
Reconciliation of contract assets presented in the Consolidated statements of financial position – current
Gross contract assets				$570	$541
Reclassification to contract liabilities of contracts with contract assets less than contract liabilities	24			(16)	(14)
Reclassification from contract liabilities of contracts with contract liabilities less than contract assets	24			(131)	(120)
				$423	$407

20 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

7	other income

		Three months		Nine months
Periods ended September 30 (millions)	Note	2023	2022	2023	2022
Government assistance		$2	$1	$12	$3
Other sublet revenue	19	1	1	4	4
Investment income (loss), gain (loss) on disposal of assets and other		13	13	6	12
Interest income	21(a)	1	1	5	2
Changes in business combination-related provisions	25	1	15	42	64
		$18	$31	$69	$85

8	employee benefits expense

		Three months		Nine months
Periods ended September 30 (millions)	Note	2023	2022	2023	2022
Employee benefits expense – gross
Wages and salaries		$1,410	$1,204	$4,396	$3,463
Share-based compensation [1]	14	40	53	138	156
Pensions – defined benefit	15(a)	15	24	46	76
Pensions – defined contribution	15(b)	32	28	95	84
Restructuring costs [1]	16(a)	221	21	364	44
Employee health and other benefits		71	67	208	187
		1,789	1,397	5,247	4,010
Capitalized internal labour costs, net
Contract acquisition costs	20
Capitalized		(22)	(24)	(61)	(64)
Amortized		24	21	70	60
Contract fulfilment costs	20
Capitalized		(7)	—	(18)	(1)
Amortized		2	—	3	1
Property, plant and equipment		(91)	(97)	(289)	(289)
Intangible assets subject to amortization		(62)	(66)	(211)	(196)
		(156)	(166)	(506)	(489)
		$1,633	$1,231	$4,741	$3,521

1	For the three-month and nine-month periods ended September 30, 2023, $1 (2022 – $1) and $1 (2022 – $3), respectively, of share-based compensation in the digitally-led customer experiences segment was included in restructuring costs.

9	financing costs

		Three months		Nine months
Periods ended September 30 (millions)	Note	2023	2022	2023	2022
Interest expense
Interest on long-term debt, excluding lease liabilities – gross		$276	$197	$809	$545
Interest on long-term debt, excluding lease liabilities – capitalized [1]		(1)	(2)	(4)	(29)
Interest on long-term debt, excluding lease liabilities		275	195	805	516
Interest on lease liabilities	19	36	19	95	52
Interest on short-term borrowings and other		16	6	28	13
Interest accretion on provisions	25	7	5	22	13
		334	225	950	594
Employee defined benefit plans net interest	15	1	2	5	6
Foreign exchange		(12)	(32)	(8)	(48)
Virtual power purchase agreements unrealized change in forward element		33	(151)	59	(231)
		356	44	1,006	321
Interest income		(4)	(10)	(11)	(11)
		$352	$34	$995	$310
Net interest cost	3			$935	$564
Interest on long-term debt, excluding lease liabilities – capitalized [1]				(4)	(29)
Employee defined benefit plans net interest				5	6
Virtual power purchase agreements unrealized change in forward element				59	(231)
				$995	$310

1	Interest on long-term debt, excluding lease liabilities, at a composite rate of 3.10% was capitalized to intangible assets with indefinite lives during the period.

September 30, 2023 | 21

notes to condensed interim consolidated financial statements	(unaudited)

10	income taxes

Expense composition and rate reconciliation

	Three months		Nine months
Periods ended September 30 (millions)	2023	2022	2023	2022
Current income tax expense
For the current reporting period	$136	$158	$401	$479
Adjustments recognized in the current period for income taxes of prior periods	(10)	1	(28)	(3)
	126	159	373	476
Deferred income tax expense
Arising from the origination and reversal of temporary differences	(85)	34	(220)	30
Adjustments recognized in the current period for income taxes of prior periods	(13)	18	(7)	16
	(98)	52	(227)	46
	$28	$211	$146	$522

Our income tax expense and effective income tax rate differ from those computed by applying the applicable statutory rates for the following reasons:

Three-month periods ended September 30 ($ in millions)	2023		2022
Income taxes computed at applicable statutory rates	$40	23.8%	$195	25.7%
Adjustments recognized in the current period for income taxes of prior periods	(23)	(13.9)	19	2.5
(Non-taxable) non-deductible amounts, net	(2)	(1.2)	(6)	(0.9)
Withholding and other taxes	6	3.7	9	1.2
Losses not recognized	9	5.5	1	0.1
Foreign tax differential	(4)	(2.4)	(7)	(0.9)
Other	2	1.7	—	—
Income tax expense per Consolidated statements of income and other comprehensive income	$28	17.2%	$211	27.7%

Nine-month periods ended September 30 ($ in millions)	2023		2022
Income taxes computed at applicable statutory rates	$165	23.5%	$506	25.6%
Adjustments recognized in the current period for income taxes of prior periods	(35)	(5.0)	13	0.7
(Non-taxable) non-deductible amounts, net	(9)	(1.3)	(7)	(0.4)
Withholding and other taxes	15	2.1	24	1.7
Losses not recognized	17	2.4	4	0.2
Foreign tax differential	(11)	(1.6)	(18)	(1.4)
Other	4	0.7	—	—
Income tax expense per Consolidated statements of income and other comprehensive income	$146	20.8%	$522	26.4%

22 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

11	other comprehensive income

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(e))
	Derivatives used to manage currency risk			Derivatives used to manage other market risks				Cumulative	Change in		Employee
		Prior period			Prior period			foreign	measurement		defined benefit
	Gains	(gains) losses		Gains	(gains) losses			currency	of investment	Accumulated	plan
	(losses)	transferred to		(losses)	transferred to			translation	financial	other	re-measure-	Other
Periods ended September 30 (millions)	arising	net income	Total	arising	net income	Total	Total	adjustment	assets	comp. income	ments	comp. income
THREE-MONTH
Accumulated balance as at July 1, 2022			$181			$(1)	$180	$(63)	$84	$201
Other comprehensive income (loss)
Amount arising	$146	$(365)	(219)	$—	$—	—	(219)	35	—	(184)	$(17)	$(201)
Income taxes	$1	$(64)	(63)	$—	$—	—	(63)	—	—	(63)	(4)	(67)
Net			(156)			—	(156)	35	—	(121)	$(13)	$(134)
Accumulated balance as at September 30, 2022			$25			$(1)	$24	$(28)	$84	$80
Accumulated balance as at July 1, 2023			$(55)			$(3)	$(58)	$31	$82	$55
Other comprehensive income (loss)
Amount arising	$178	$(147)	31	$2	$5	7	38	7	(3)	42	$80	$122
Income taxes	$26	$(20)	6	$1	$1	2	8	—	1	9	20	29
Net			25			5	30	7	(4)	33	$60	$93
Accumulated balance as at September 30, 2023			$(30)			$2	$(28)	$38	$78	$88

September 30, 2023 | 23

notes to condensed interim consolidated financial statements	(unaudited)

	Items that may subsequently be reclassified to income								Item never reclassified to income		Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges in current period (Note 4(e))
	Derivatives used to manage currency risk			Derivatives used to manage other market risks				Cumulative	Change in		Employee
		Prior period			Prior period			foreign	measurement		defined benefit
	Gains	(gains) losses		Gains	(gains) losses			currency	of investment	Accumulated	plan
	(losses)	transferred to		(losses)	transferred to			translation	financial	other	re-measure-	Other
Periods ended September 30 (millions)	arising	net income	Total	arising	net income	Total	Total	adjustment	assets	comp. income	ments	comp. income
NINE-MONTH
Accumulated balance as at January 1, 2022			$81			$(3)	$78	$25	$83	$186
Other comprehensive income (loss)
Amount arising	$334	$(432)	(98)	$1	$1	2	(96)	(53)	1	(148)	$383	$235
Income taxes	$31	$(73)	(42)	$—	$—	—	(42)	—	—	(42)	99	57
Net			(56)			2	(54)	(53)	1	(106)	$284	$178
Accumulated balance as at September 30, 2022			$25			$(1)	$24	$(28)	$84	$80
Accumulated balance as at January 1, 2023			$(20)			$(3)	$(23)	$66	$90	$133
Other comprehensive income (loss)
Amount arising	$(3)	$(13)	(16)	$2	$5	7	(9)	(28)	(13)	(50)	$79	$29
Income taxes	$(6)	$—	(6)	$1	$1	2	(4)	—	(1)	(5)	20	15
Net			(10)			5	(5)	(28)	(12)	(45)	$59	$14
Accumulated balance as at September 30, 2023			$(30)			$2	$(28)	$38	$78	$88
Attributable to:
Common Shares										$71
Non-controlling interests										17
										$88

24 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

12	per share amounts

Basic net income per Common Share is calculated by dividing net income attributable to Common Shares by the total weighted average number of Common Shares outstanding during the period. Diluted net income per Common Share is calculated to give effect to share option awards and restricted share unit awards.

The following table presents reconciliations of the denominators of the basic and diluted per share computations. Net income was equal to diluted net income for all periods presented.

	Three months		Nine months
Periods ended September 30 (millions)	2023	2022	2023	2022
Basic total weighted average number of Common Shares outstanding	1,454	1,398	1,447	1,385
Effect of dilutive securities – Restricted share units	5	7	4	7
Diluted total weighted average number of Common Shares outstanding	1,459	1,405	1,451	1,392

For the three-month and nine-month periods ended September 30, 2023 and 2022, no outstanding equity-settled restricted share unit awards and less than one million TELUS Corporation share option awards were excluded in the calculation of diluted income per Common Share.

13	dividends per share

(a)	TELUS Corporation Common Share dividends declared

Nine-month periods ended September 30 (millions except per share amounts)	2023				2022
TELUS Corporation	Declared		Paid to		Declared		Paid to
Common Share dividends	Effective	Per share	shareholders	Total	Effective	Per share	shareholders	Total
Quarter 1 dividend	Mar. 10, 2023	$0.3511	Apr. 3, 2023	$506	Mar. 11, 2022	$0.3274	Apr. 1, 2022	$450
Quarter 2 dividend	June 8, 2023	0.3636	July 4, 2023	526	June 10, 2022	0.3386	July 4, 2022	467
Quarter 3 dividend	Sept. 8, 2023	0.3636	Oct. 3, 2023	529	Sept. 9, 2022	0.3386	Oct. 3, 2022	480
		$1.0783		$1,561		$1.0046		$1,397

On November 2, 2023, the Board of Directors declared a quarterly dividend of $0.3761 per share on our issued and outstanding TELUS Corporation Common Shares payable on January 2, 2024, to holders of record at the close of business on December 11, 2023. The final amount of the dividend payment depends upon the number of TELUS Corporation Common Shares issued and outstanding at the close of business on December 11, 2023.

(b)	Dividend Reinvestment and Share Purchase Plan

We have a Dividend Reinvestment and Share Purchase Plan under which eligible holders of TELUS Corporation Common Shares may acquire additional TELUS Corporation Common Shares by reinvesting dividends and by making additional optional cash payments to the trustee. Under this plan, we have the option of offering TELUS Corporation Common Shares from Treasury or having the trustee acquire TELUS Corporation Common Shares in the stock market. We may, at our discretion, offer TELUS Corporation Common Shares at a discount of up to 5% from the market price under the plan. Effective with our dividends paid October 1, 2019, we offered TELUS Corporation Common Shares from Treasury at a discount of 2%. In respect of TELUS Corporation Common Shares held by eligible shareholders who have elected to participate in the plan, dividends declared during the three-month and nine-month periods ended September 30, 2023, of $177 million (2022 – $161 million) and $525 million (2022 – $468 million), respectively, were to be reinvested in TELUS Corporation Common Shares.

September 30, 2023 | 25

notes to condensed interim consolidated financial statements	(unaudited)

14	share-based compensation

(a)	Details of share-based compensation expense

Reflected in the Consolidated statements of income and other comprehensive income as Employee benefits expense and in the Consolidated statements of cash flows are the following share-based compensation amounts:

Periods ended September 30 (millions)		2023			2022
	Note	Employee benefits expense [1]	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
THREE-MONTH
Restricted share units	(b)	$31	$(4)	$27	$42	$(10)	$32
Employee share purchase plan	(c)	10	(10)	—	12	(12)	—
Share option awards	(d)	—	—	—	—	(2)	(2)
		$41	$(14)	$27	$54	$(24)	$30
TELUS technology solutions		$36	$(11)	$25	$46	$(12)	$34
Digitally-led customer experiences		5	(3)	2	8	(12)	(4)
		$41	$(14)	$27	$54	$(24)	$30
NINE-MONTH
Restricted share units	(b)	$105	$(6)	$99	$127	$(18)	$109
Employee share purchase plan	(c)	33	(33)	—	34	(34)	—
Share option awards	(d)	1	—	1	(2)	(9)	(11)
		$139	$(39)	$100	$159	$(61)	$98
TELUS technology solutions		$112	$(35)	$77	$133	$(41)	$92
Digitally-led customer experiences		27	(4)	23	26	(20)	6
		$139	$(39)	$100	$159	$(61)	$98

1	Within employee benefits expense (see Note 8), for the three-month and nine-month periods ended September 30, 2023, restricted share units expense of $30 (2022 – $41) and $104 (2022 – $124), respectively, are presented as share-based compensation expense and the balance is included in restructuring costs (see Note 16) of the digitally-led customer experiences segment.

(b)	Restricted share units

TELUS Corporation restricted share units

We also award restricted share units that largely have the same features as our general restricted share units, but have a variable payout (0% – 200%) that depends upon the achievement of our total customer connections performance condition (with a weighting of 25%) and the total shareholder return on TELUS Corporation Common Shares relative to an international peer group of telecommunications companies (with a weighting of 75%). The grant-date fair value of the notional subset of our restricted share units affected by the total customer connections performance condition equals the fair market value of the corresponding TELUS Corporation Common Shares at the grant date, and thus the notional subset has been included in the presentation of our restricted share units with only service conditions. Reflecting a variable payout, our estimate of the fair value of the notional subset of our restricted share units affected by the relative total shareholder return performance condition is determined using a Monte Carlo simulation. Grants of restricted share units in 2023 and 2022 are accounted for as equity-settled, as that was the expected manner of their settlement when granted.

The following table presents a summary of outstanding TELUS Corporation non-vested restricted share units.

Number of non-vested restricted share units as at	September 30, 2023	December 31, 2022
Restricted share units without market performance conditions
Restricted share units with only service conditions	8,480,954	5,224,220
Notional subset affected by total customer connections performance condition	567,136	357,263
	9,048,090	5,581,483
Restricted share units with market performance conditions
Notional subset affected by relative total shareholder return performance condition	1,763,220	1,071,789
	10,811,310	6,653,272

26 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to TELUS Corporation restricted share units without market performance conditions.

Periods ended September 30, 2023	Three months			Nine months
			Weighted			Weighted
	Number of restricted		average	Number of restricted		average
	share units [1]		grant-date	share units [1]		grant-date
	Non-vested	Vested	fair value	Non-vested	Vested	fair value
Outstanding, beginning of period
Non-vested	9,032,858	—	$28.23	5,581,483	—	$30.62
Vested	—	36,362	$26.98	—	35,819	$27.00
Granted
Initial award	50,932	—	$23.17	3,570,442	—	$27.32
In lieu of dividends	128,734	517	$25.40	312,451	1,459	$26.23
Vested	(56,876)	56,876	$28.00	(125,799)	125,799	$27.96
Settled – in cash	—	(57,524)	$27.98	—	(126,846)	$27.96
Forfeited	(107,558)	—	$28.44	(290,487)	—	$28.00
Outstanding, end of period
Non-vested	9,048,090	—	$28.17	9,048,090	—	$28.17
Vested	—	36,231	$26.95	—	36,231	$26.95

1	Excluding the notional subset of restricted share units affected by the relative total shareholder return performance condition.

TELUS International (Cda) Inc. restricted share units

We also award restricted share units that largely have the same features as the TELUS Corporation restricted share units, but have a variable payout (0% – 150%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions. Grants of restricted share units in 2023 and 2022 are accounted for as equity-settled, as that was the expected manner of their settlement when granted.

The following table presents a summary of the activity related to TELUS International (Cda) Inc. restricted share units.

Periods ended September 30, 2023	Three months				Nine months
			Weighted				Weighted
	Number of restricted		average		Number of restricted		average
	share units		grant-date		share units		grant-date
	Non-vested	Vested	fair value		Non-vested	Vested	fair value
Outstanding, beginning of period	2,295,918	—	US$	24.31	1,605,821	—	US$	27.10
Granted – initial award	—	—	US$	—	1,111,894	342,986	US$	20.30
Vested	(4,546)	4,546	US$	25.68	(400,990)	400,990	US$	26.66
Settled – in equity	—	(4,546)	US$	25.68	—	(743,976)	US$	22.47
Forfeited	(35,993)	—	US$	24.23	(61,346)	—	US$	24.52
Outstanding, end of period	2,255,379	—	US$	24.31	2,255,379	—	US$	24.31

(c)	TELUS Corporation employee share purchase plan

We have an employee share purchase plan under which eligible employees can purchase TELUS Corporation Common Shares through regular payroll deductions. In respect of TELUS Corporation Common Shares held within the employee share purchase plan, TELUS Corporation Common Share dividends declared during the three-month and nine-month periods ended September 30, 2023, of $13 million (2022 – $11 million) and $39 million (2022 – $34 million), respectively were to be reinvested in TELUS Corporation Common Shares acquired by the trustee from Treasury, with a discount applicable, as set out in Note 13(b).

(d)	Share option awards

TELUS Corporation share options

Employees may be granted share option awards to purchase TELUS Corporation Common Shares at an exercise price equal to the fair market value at the time of grant. Share option awards granted under the plan may be exercised over specific periods not to exceed seven years from the date of grant.

These share option awards have a net-equity settlement feature. The optionee does not have the choice of exercising the net-equity settlement feature; it is at our option whether the exercise of a share option award is settled as a share option or settled using the net-equity settlement feature.

September 30, 2023 | 27

notes to condensed interim consolidated financial statements	(unaudited)

The following table presents a summary of the activity related to the TELUS Corporation share option plan.

Periods ended September 30, 2023	Three months		Nine months
	Number of share options	Weighted average share option price [1]	Number of share options	Weighted average share option price [1]
Outstanding, beginning of period	2,199,850	$22.21	2,755,300	$22.05
Exercised [2]	(205,149)	$21.41	(697,899)	$21.33
Forfeited	(79,800)	$22.02	(142,500)	$22.17
Outstanding, end of period	1,914,901	$22.30	1,914,901	$22.30
Exercisable, end of period			1,647,801	$21.71

1	The weighted average remaining contractual life is 3.7 years.
2	For the three-month and nine-month periods ended September 30, 2023, the weighted average prices at the dates of exercise were $24.50 and $26.45, respectively.

TELUS International (Cda) Inc. share options

Employees may be granted equity share options (equity-settled) to purchase TELUS International (Cda) Inc. subordinate voting shares at a price equal to, or a multiple of, the fair market value at the time of grant and/or phantom share options (cash-settled) that provide them with exposure to TELUS International (Cda) Inc. subordinate voting share price appreciation. Share option awards granted under the plan may be exercised over specific periods not to exceed ten years from the time of grant. All equity share option awards and most phantom share option awards have a variable payout (0% – 100%) that depends upon the achievement of TELUS International (Cda) Inc. financial performance and non-market quality-of-service performance conditions.

The following table presents a summary of the activity related to the TELUS International (Cda) Inc. share option plan.

Periods ended September 30, 2023	Three months			Nine months
	Number of share options	Weighted average share option price [1]		Number of share options	Weighted average share option price [1]
Outstanding, beginning of period	2,661,120	US$	11.35	2,677,297	US$	11.31
Exercised [2]	(124,337)	US$	8.46	(124,337)	US$	8.46
Forfeited	—	US$	-	(16,177)	US$	5.77
Outstanding, end of period	2,536,783	US$	11.49	2,536,783	US$	11.49
Exercisable, end of period				2,192,345	US$	9.56

1	For 2,096,582 share options, the range of share option prices is US$4.87 – US$8.95 per TELUS International (Cda) Inc. subordinated voting share and the weighted average remaining contractual life is 3.2 years; for the balance of share options, the price is US$25.00 and the weighted average remaining contractual life is 7.4 years.
2	For the three-month and nine-month periods ended September 30, 2023, the weighted average prices at the date of exercise was US$14.81.

28 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

15	employee future benefits

(a)	Defined benefit pension plans – summary

Amounts in the primary financial statements relating to defined benefit pension plans

Three-month periods ended September 30		2023			2022
(millions)	Note	Plan assets	Defined benefit obligations accrued [1]	Net	Plan assets	Defined benefit obligations accrued [1]	Net
Employee benefits expense	8
Benefits earned for current service		$—	$(18)		$—	$(28)
Benefits earned for past service		—	—		—	—
Employees’ contributions		4	—		4	—
Administrative fees		(1)	—		—	—
		3	(18)	$(15)	4	(28)	$(24)
Financing costs	9
Notional income on plan assets [2] and interest on defined benefit obligations accrued		111	(100)		74	(75)
Interest effect on asset ceiling limit		(12)	—		(1)	—
		99	(100)	(1)	73	(75)	(2)
DEFINED BENEFIT (COST) INCLUDED IN NET INCOME [3]				(16)			(26)
Other comprehensive income	11
Difference between actual results and estimated plan assumptions [4]		(447)	—		(68)	—
Changes in plan financial assumptions		—	771		—	(102)
Changes in the effect of limiting net defined benefit assets to the asset ceilings [5]		(244)	—		153	—
		(691)	771	80	85	(102)	(17)
DEFINED BENEFIT (COST) INCLUDED IN COMPREHENSIVE INCOME [3]				$64			$(43)

September 30, 2023 | 29

notes to condensed interim consolidated financial statements	(unaudited)

Nine-month periods ended September 30		2023			2022
(millions)	Note	Plan assets	Defined benefit obligations accrued [1]	Net	Plan assets	Defined benefit obligations accrued [1]	Net
Employee benefits expense	8
Benefits earned for current service		$—	$(56)		$—	$(83)
Benefits earned for past service		—	—		—	(3)
Employees’ contributions		13	—		13	—
Administrative fees		(3)	—		(3)	—
		10	(56)	$(46)	10	(86)	$(76)
Financing costs	9
Notional income on plan assets [2] and interest on defined benefit obligations accrued		330	(300)		222	(224)
Interest effect on asset ceiling limit		(35)	—		(4)	—
		295	(300)	(5)	218	(224)	(6)
DEFINED BENEFIT (COST) INCLUDED IN NET INCOME [3]				(51)			(82)
Other comprehensive income	11
Difference between actual results and estimated plan assumptions [4]		(213)	—		(1,486)	—
Changes in plan financial assumptions		—	571		—	2,925
Changes in the effect of limiting net defined benefit assets to the asset ceilings		(279)	—		(1,056)	—
		(492)	571	79	(2,542)	2,925	383
DEFINED BENEFIT (COST) INCLUDED IN COMPREHENSIVE INCOME [3]				28			301
AMOUNTS INCLUDED IN OPERATING ACTIVITIES CASH FLOWS
Employer contributions		23	—	23	34	—	34
BENEFITS PAID BY PLANS		(351)	351	—	(351)	351	—
EFFECTS OF BUSINESS ACQUISITION		—	—	—	4	(4)	—
PLAN ACCOUNT BALANCES [5]
Change in period		(515)	566	51	(2,627)	2,962	335
Balance, beginning of period		7,990	(8,075)	(85)	10,043	(10,233)	(190)
Balance, end of period		$7,475	$(7,509)	$(34)	$7,416	$(7,271)	$145
FUNDED STATUS – PLAN SURPLUS (DEFICIT)
Pension plans that have plan assets in excess of defined benefit obligations accrued	20	$6,976	$(6,640)	$336	$7,411	$(6,917)	$494
Pension plans that have defined benefit obligations accrued in excess of plan assets
Funded		499	(680)	(181)	5	(166)	(161)
Unfunded		—	(189)	(189)	—	(188)	(188)
	27	499	(869)	(370)	5	(354)	(349)
		$7,475	$(7,509)	$(34)	$7,416	$(7,271)	$145

1	Defined benefit obligations accrued are the actuarial present values of benefits attributed to employee services rendered to a particular date.
2	The interest income on the plan assets portion of the employee defined benefit plans net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued at the end of the immediately preceding fiscal year.
3	Excluding income taxes.
4	Financial assumptions in respect of plan assets (interest income on plan assets included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the defined benefit obligations accrued) and demographic assumptions in respect of the actuarial present values of the defined benefit obligations accrued, as at the end of the immediately preceding fiscal year for both.
5	Effect of asset ceiling limit at September 30, 2023, was $1,232 (December 31, 2022 – $918).

(b)	Defined contribution plans – expense

Our total defined contribution pension plan costs recognized were as follows:

	Three months		Nine months
Periods ended September 30 (millions)	2023	2022	2023	2022
Union pension plan and public service pension plan contributions	$5	$4	$13	$13
Other defined contribution pension plans	27	24	82	71
	$32	$28	$95	$84

30 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

16	restructuring and other costs

(a)	Details of restructuring and other costs

With the objective of reducing ongoing costs, we incur associated incremental non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models or post-acquisition business integration. In other costs, we include incremental atypical external costs incurred in connection with business acquisition or disposition activity; significant litigation costs in respect of losses or settlements; and adverse retrospective regulatory decisions.

Restructuring and other costs are presented in the Consolidated statements of income and other comprehensive income, as set out in the following table:

	Restructuring [1] (b)		Other (c)		Total
Periods ended September 30 (millions)	2023	2022	2023	2022	2023	2022
THREE-MONTH
Goods and services purchased	$80	$29	$2	$28	$82	$57
Employee benefits expense	221	21	—	—	221	21
	$301	$50	$2	$28	$303	$78
NINE-MONTH
Goods and services purchased	$131	$66	$8	$36	$139	$102
Employee benefits expense	364	44	74	—	438	44
	$495	$110	$82	$36	$577	$146

1	For the three-month and nine-month periods ended September 30, 2023, excludes real estate rationalization-related restructuring impairments of property, plant and equipment of $13 (2022 – $NIL) and $65 (2022 – $1), respectively, which are included in depreciation.

(b)	Restructuring provisions

Employee-related provisions and other provisions, as presented in Note 25, include amounts in respect of restructuring activities. In 2023, restructuring activities included ongoing and incremental efficiency initiatives, some of which involved personnel-related costs and rationalization of real estate. These initiatives were intended to improve our long-term operating productivity and competitiveness.

(c)	Other

During the three-month and nine-month periods ended September 30, 2023, incremental external costs were incurred in connection with business acquisition and collective bargaining activities. In connection with business acquisitions, non-recurring atypical business integration expenditures that would be considered neither restructuring costs nor part of the fair value of the net assets acquired have been included in other costs. Employee benefits expense is in respect of lump sum payments to substantially all of our existing unionized members of Telecommunications Workers Union, United Steelworkers Local 1944 (TWU), for the ratification of the new collective agreement between the TWU and ourselves, as discussed in Note 29(b).

September 30, 2023 | 31

notes to condensed interim consolidated financial statements	(unaudited)

17	property, plant and equipment

		Owned assets						Right-of-use lease assets (Note 19)
(millions)	Note	Network assets	Buildings and leasehold improvements	Computer hardware and other	Land	Assets under construction	Total	Network assets	Real estate	Other	Total	Total
AT COST
As at January 1, 2023		$36,036	$3,746	$1,772	$83	$815	$42,452	$835	$2,095	$122	$3,052	$45,504
Additions		744	22	44	—	759	1,569	289	203	13	505	2,074
Additions arising from business acquisitions	18(b)	36	13	3	—	—	52	—	28	—	28	80
Assets under construction put into service		382	102	67	1	(552)	—	—	—	—	—	—
Dispositions, retirements and other		(442)	(83)	(63)	—	—	(588)	—	(2)	(10)	(12)	(600)
Net foreign exchange differences		(1)	(1)	(3)	—	—	(5)	—	(7)	—	(7)	(12)
As at September 30, 2023		$36,755	$3,799	$1,820	$84	$1,022	$43,480	$1,124	$2,317	$125	$3,566	$47,046
ACCUMULATED DEPRECIATION
As at January 1, 2023		$24,112	$2,322	$1,094	$—	$—	$27,528	$50	$795	$47	$892	$28,420
Depreciation [1]		1,213	152	162	—	—	1,527	83	224	15	322	1,849
Dispositions, retirements and other		(447)	(69)	(52)	—	—	(568)	—	(15)	(6)	(21)	(589)
Net foreign exchange differences		—	—	—	—	—	—	—	(6)	—	(6)	(6)
As at September 30, 2023		$24,878	$2,405	$1,204	$—	$—	$28,487	$133	$998	$56	$1,187	$29,674
NET BOOK VALUE
As at December 31, 2022		$11,924	$1,424	$678	$83	$815	$14,924	$785	$1,300	$75	$2,160	$17,084
As at September 30, 2023		$11,877	$1,394	$616	$84	$1,022	$14,993	$991	$1,319	$69	$2,379	$17,372

1	For the nine-month period ended September 30, 2023, depreciation includes $35 in respect of impairment of real estate right-of-use lease assets.

As at September 30, 2023, our contractual commitments for the acquisition of property, plant and equipment totalled $377 million over a period ending December 31, 2027 (December 31, 2022 – $275 million over a period ending December 31, 2027).

32 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

18	intangible assets and goodwill

(a)	Intangible assets and goodwill, net

		Intangible assets subject to amortization					Intangible assets with indefinite lives
(millions)	Note	Customer contracts, related customer relationships and subscriber base [1]	Software [1]	Access to rights-of-way, crowdsource assets and other	Assets under construction	Total	Spectrum licences	Total intangible assets	Goodwill [1,2]	Total intangible assets and goodwill
AT COST
As at January 1, 2023		$4,489	$7,522	$498	$535	$13,044	$12,215	$25,259	$9,495	$34,754
Additions		—	109	3	608	720	29	749	—	749
Additions arising from business acquisitions	(b)	840	—	130	—	970	—	970	940	1,910
Assets under construction put into service		—	635	18	(653)	—	—	—	—	—
Dispositions, retirements and other (including capitalized interest)	9	40	(376)	(61)	—	(397)	4	(393)	—	(393)
Net foreign exchange differences		(21)	—	1	—	(20)	—	(20)	(18)	(38)
As at September 30, 2023		$5,348	$7,890	$589	$490	$14,317	$12,248	$26,565	$10,417	$36,982
ACCUMULATED AMORTIZATION
As at January 1, 2023		$1,082	$4,713	$225	$—	$6,020	$—	$6,020	$364	$6,384
Amortization		354	758	67	—	1,179	—	1,179	—	1,179
Dispositions, retirements and other		(16)	(387)	(40)	—	(443)	—	(443)	—	(443)
Net foreign exchange differences		(4)	—	—	—	(4)	—	(4)	—	(4)
As at September 30, 2023		$1,416	$5,084	$252	$—	$6,752	$—	$6,752	$364	$7,116
NET BOOK VALUE
As at December 31, 2022		$3,407	$2,809	$273	$535	$7,024	$12,215	$19,239	$9,131	$28,370
As at September 30, 2023		$3,932	$2,806	$337	$490	$7,565	$12,248	$19,813	$10,053	$29,866

1	The amounts for customer relationships, software and goodwill arising from business acquisitions for the year ended December 31, 2022, have been adjusted as set out in (c).
2	Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

As at September 30, 2023, our contractual commitments for the acquisition of intangible assets totalled $17 million over a period ending December 31, 2025 (December 31, 2022 – $14 million over a period ending December 31, 2023).

During the three-month and nine-month periods ended September 30, 2023, we acquired AWS-1 and BRS spectrum licences from the previous licensee for $23 million; such transfer of licences has been approved by Innovation, Science and Economic Development Canada.

Innovation, Science and Economic Development Canada’s 3800 MHz band spectrum auction commenced October 24, 2023, and had not been concluded as of November 3, 2023, the date which these condensed interim financial statements were authorized for issue.

(b)	Business acquisitions

WillowTree

On October 27, 2022, we announced a definitive agreement to acquire WillowTree, a full-service digital product provider focused on end-user experiences, such as native mobile applications and unified web interfaces. On January 3, 2023, subsequent to the satisfaction of the closing conditions, WillowTree was acquired through our TELUS International (Cda) Inc. subsidiary and is consolidated in our digitally-led customer experiences – TELUS International segment.

September 30, 2023 | 33

notes to condensed interim consolidated financial statements	(unaudited)

The acquisition brings key talent and diversity to our segment’s portfolio of next-generation solutions, and further augments its digital consulting and client-centric software development capabilities. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired business in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacity of the business). A portion of the amounts assigned to goodwill may be deductible for income tax purposes.

In respect of the acquired business, we concurrently provided written put options to the remaining selling shareholders for their approximate 14% economic interest, which will be settled subject to certain performance-based criteria and will become exercisable in tranches over a three-year period starting in 2026. The acquisition-date fair value of the puttable shares held by the non-controlling shareholders was recorded as a provision in the three-month period ended March 31, 2023. The provision may be settled in cash or, at our option, in a combination of cash and up to 70% in TELUS International (Cda) Inc. subordinate voting shares. Concurrent with this acquisition, the non-controlling shareholders provided us with purchased call options, which substantially mirror the written put options.

As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of WillowTree. Upon having sufficient time to review the books and records of WillowTree, as well as obtaining new and additional information about the related facts and circumstances as of the acquisition date, we will adjust provisional amounts for identifiable assets acquired and liabilities assumed and thus finalize our purchase price allocation.

Individually immaterial transactions

During the nine-month period ended September 30, 2023, we acquired 100% ownership of businesses that were complementary to our existing lines of business. The primary factor that gave rise to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible and intangible assets acquired (such excess arising from the low level of tangible assets relative to the earnings capacity of the businesses). A portion of the amount assigned to goodwill may be deductible for income tax purposes.

34 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

Acquisition-date fair values

Acquisition-date fair values assigned to the assets acquired and liabilities assumed are set out in the following table:

(millions)	WillowTree [1]	Individually immaterial transactions [1]	Total
Assets
Current assets
Cash	$7	$6	$13
Accounts receivable [2]	84	3	87
Other	3	2	5
	94	11	105
Non-current assets
Property, plant and equipment
Owned assets	20	32	52
Right-of-use lease assets	27	1	28
Intangible assets subject to amortization [3]	947	23	970
	994	56	1,050
Total identifiable assets acquired	1,088	67	1,155
Liabilities
Current liabilities
Accounts payable and accrued liabilities	50	9	59
Income and other taxes payable	16	—	16
Advance billings and customer deposits	5	2	7
Current maturities of long-term debt	126	—	126
	197	11	208
Non-current liabilities
Long-term debt	22	28	50
Deferred income taxes	94	2	96
	116	30	146
Total liabilities assumed	313	41	354
Net identifiable assets acquired	775	26	801
Goodwill	831	109	940
Net assets acquired	$1,606	$135	$1,741
Acquisition effected by way of:
Cash consideration	$1,169	$117	$1,286
Accounts payable and accrued liabilities	—	18	18
Provisions	266	—	266
Issue of shares by a subsidiary to a non-controlling interest [4]	171	—	171
	$1,606	$135	$1,741

1	The purchase price allocation, primarily in respect of customer contracts, related customer relationships and deferred income taxes, had not been finalized as of the date of issuance of these consolidated financial statements. As is customary in a business acquisition transaction, until the time of acquisition of control, we did not have full access to the books and records of the acquired businesses. Upon having sufficient time to review the books and records of the acquired businesses, we expect to finalize our purchase price allocations.
2	The fair value of accounts receivable is equal to the gross contractual amounts receivable and reflects the best estimate at the acquisition date of the contractual cash flows expected to be collected.
3	Customer contracts and customer relationships (including those related to customer contracts) are generally expected to be amortized over a period of 15 years; and other intangible assets are expected to be amortized over a period of 4-10 years.
4	The fair value of the TELUS International (Cda) Inc. subordinate voting shares was measured based upon market prices observed at the date of acquisition of control.

September 30, 2023 | 35

notes to condensed interim consolidated financial statements	(unaudited)

Pro forma disclosures

The following pro forma supplemental information represents certain results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal 2023 year.

	Three months		Nine months
Periods ended September 30, 2023 (millions except per share amounts)	As reported [1]	Pro forma [2]	As reported [1]	Pro forma [2]
Operating revenues and other income	$5,008	$5,009	$14,918	$14,931
Net income	$137	$136	$557	$556
Net income per Common Share
Basic	$0.09	$0.09	$0.38	$0.38
Diluted	$0.09	$0.09	$0.38	$0.38

1	Operating revenues and other income and net income (loss) for the three-month period ended September 30, 2023, include: $52 and $(39), respectively, in respect of WillowTree. Operating revenues and other income and net income (loss) for the nine-month period ended September 30, 2023, include: $185 and $(108), respectively, in respect of WillowTree. Inclusive of intersegment revenues, operating revenues and other income for the three-month and nine-month periods were $57 and $195, respectively.
2	Pro forma amounts for the three-month and nine-month periods ended September 30, 2023, reflect the acquired businesses. The results of the acquired businesses have been included in our Consolidated statements of income and other comprehensive income effective the dates of acquisition.

The pro forma supplemental information is based on estimates and assumptions that are believed to be reasonable. The pro forma supplemental information is not necessarily indicative of our consolidated financial results in future periods or the actual results that would have been realized had the business acquisitions been completed at the beginning of the periods presented. The pro forma supplemental information includes incremental property, plant and equipment depreciation, intangible asset amortization, financing and other charges as a result of the acquisitions, net of the related tax effects.

(c)	Business acquisitions – prior period

In 2022, we acquired businesses that were complementary to our existing lines of business. As at December 31, 2022, purchase price allocations had not been finalized. During the nine-month period ended September 30, 2023, the preliminary acquisition-date fair values for accounts receivable, income and other taxes receivable, customer relationships, software, goodwill, accounts payable and accrued liabilities and deferred income tax liabilities were increased by $19 million, decreased by $19 million, decreased by $118 million, increased by $179 million, decreased by $38 million, increased by $5 million, and increased by $18 million, respectively; as required by IFRS-IASB, comparative amounts have been adjusted so as to reflect those increases (decreases) effective the dates of acquisition.

19	leases

Maturity analyses of lease liabilities are set out in Note 4(b) and Note 26(h); the period interest expense in respect thereof is set out in Note 9. The additions to, the depreciation charges for, and the carrying amounts of, right-of-use lease assets are set out in Note 17. We have not currently elected to exclude low-value and short-term leases from lease accounting.

		Three months		Nine months
Periods ended September 30 (millions)	Note	2023	2022	2023	2022
Income from subleasing right-of-use lease assets
Co-location sublet revenue included in operating service revenues		$4	$4	$13	$13
Other sublet revenue included in other income	7	$1	$1	$4	$4
Lease payments		$170	$136	$489	$418

36 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

20	other long-term assets

As at (millions)	Note	September 30, 2023	December 31, 2022
Pension assets	15	$336	$307
Unbilled customer finance receivables	4(a)	595	571
Derivative assets	4(d)	196	250
Deferred income taxes		34	19
Costs incurred to obtain or fulfill contracts with customers		197	154
Real estate joint venture advances	21(a)	94	114
Investment in real estate joint ventures	21(a)	23	1
Investment in associates	21(b)	234	120
Portfolio investments [1]
At fair value through net income		35	21
At fair value through other comprehensive income		475	467
Prepaid maintenance		49	61
Refundable security deposits and other		131	118
		$2,399	$2,203

1	Fair value measured at reporting date using significant other observable inputs (Level 2).

The costs incurred to obtain and fulfill contracts with customers are set out in the following table:

Periods ended September 30, 2023 (millions)	Three months			Nine months
	Costs incurred to			Costs incurred to
	Obtain contracts with customers	Fulfill contracts with customers	Total	Obtain contracts with customers	Fulfill contracts with customers	Total
Balance, beginning of period	$412	$27	$439	$404	$15	$419
Additions	103	9	112	259	23	282
Amortization	(78)	(2)	(80)	(226)	(4)	(230)
Balance, end of period	$437	$34	$471	$437	$34	$471
Current [1]				$265	$9	$274
Non-current				172	25	197
				$437	$34	$471

1	Presented in the Consolidated statements of financial position in prepaid expenses.

21	real estate joint ventures and investments in associates

(a)	Real estate joint ventures

In 2013, we partnered, as equals, with two arm’s-length parties in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, completed in 2020, was to be built to the Leadership in Energy and Environmental Design (LEED) Platinum standard for the commercial portion and the Gold standard for the residential portion.

Summarized financial information

As at (millions)	September 30, 2023	December 31, 2022	As at (millions)	September 30, 2023	December 31, 2022
ASSETS			LIABILITIES AND OWNERS’ EQUITY
Current assets			Current liabilities
Cash and temporary investments, net	$8	$8	Accounts payable and accrued liabilities	$8	$18
Other	29	27	Construction credit facilities	282	342
	37	35		290	360
Non-current assets			Owners’ equity
Investment property	326	330	TELUS [1]	49	5
Investment property under development	21	—	Other partners	76	10
Other	31	10
	378	340		125	15
	$415	$375		$415	$375

1	The equity amounts recorded by the real estate joint venture differ from those recorded by us by the amount of the deferred gains on our real estate contributed and the valuation provision we have recorded in excess of that recorded by the real estate joint venture.

September 30, 2023 | 37

notes to condensed interim consolidated financial statements	(unaudited)

	Three months		Nine months
Periods ended September 30 (millions)	2023	2022	2023	2022
Revenue	$7	$5	$20	$15
Depreciation and amortization	$2	$2	$6	$6
Interest expense	$2	$2	$7	$6
Net income (loss) and comprehensive income (loss) [1]	$(5)	$(5)	$(16)	$(11)

1	As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

Our real estate joint ventures activity

Our real estate joint ventures investment activity is set out in the following table.

Three-month periods ended September 30 (millions)	2023			2022
	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	$—	$(2)	$(2)	$—	$(3)	$(3)
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	1	—	1	1	—	1
Reduction in construction credit facility and increase in capital contributed	(20)	20	—	—	—	—
Our real estate contributed	—	20	20	—	—	—
Deferred gain on our remaining interest in our real estate contributed	—	(9)	(9)	—	—	—
Cash flows in the current reporting period
Construction credit facilities
Financing costs paid to us	(1)	—	(1)	(1)	—	(1)
Funds we advanced or contributed, excluding construction credit facilities	—	2	2	—	1	1
Net increase (decrease)	(20)	31	11	—	(2)	(2)
Real estate joint ventures carrying amounts
Balance, beginning of period	114	(8)	106	114	(8)	106
Balance, end of period	$94	$23	$117	$114	$(10)	$104

38 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

Nine-month periods ended September 30 (millions)	2023			2022
	Loans and receivables [1]	Equity [2]	Total	Loans and receivables [1]	Equity [2]	Total
Related to real estate joint ventures’ statements of income and other comprehensive income
Comprehensive income (loss) attributable to us [3]	$—	$(4)	$(4)	$—	$(4)	$(4)
Related to real estate joint ventures’ statements of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us (Note 7)	5	—	5	2	—	2
Reduction in construction credit facility and increase in capital contributed	(20)	20	—	—	—	—
Our real estate contributed	—	20	20	—	—	—
Deferred gain on our remaining interest in our real estate contributed	—	(9)	(9)	—	—	—
Cash flows in the current reporting period
Construction credit facilities
Financing costs paid to us	(5)	—	(5)	(2)	—	(2)
Funds we advanced or contributed, excluding construction credit facilities	—	4	4	—	3	3
Funds repaid to us and earnings distributed	—	—	—	—	(1)	(1)
Net increase (decrease)	(20)	31	11	—	(2)	(2)
Real estate joint ventures carrying amounts
Balance, beginning of period	114	(8)	106	114	(8)	106
Balance, end of period	$94	$23	$117	$114	$(10)	$104

1	Loans and receivables are included in our Consolidated statements of financial position as Real estate joint venture advances and are comprised of advances under construction credit facilities.
2	We account for our interests in the real estate joint ventures using the equity method of accounting. As at June 30, 2023, and December 31, 2022, we had recorded equity losses in excess of our recorded equity investment in respect of one of the real estate joint ventures; such resulting balance has been included in other long-term liabilities (Note 27).
3	As the real estate joint ventures are partnerships, no provision for income taxes of the partners is made in determining the real estate joint ventures’ net income and comprehensive income.

We have entered into lease agreements with the TELUS Sky real estate joint venture. During the three-month and nine-month periods ended September 30, 2023, the TELUS Sky real estate joint venture recognized $3 million (2022 – $2 million) and $7 million (2022 – $6 million), respectively, of revenue from our office tenancy; of this amount, one-third was due to our economic interest and two-thirds was due to our partners’ economic interests.

Construction credit facilities

The TELUS Sky real estate joint venture has a credit agreement, maturing July 12, 2024 (December 31, 2022 – July 15, 2023), with Canadian financial institutions (as 66-2/3% lender) and TELUS Corporation (as 33-1/3% lender), providing $282 million (December 31, 2022 – $342 million) of construction financing for the project. The construction credit facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The construction credit facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

(b)	Investments in associates

We had, as at September 30, 2023, a 43% (December 31, 2022 – 32%) equity interest in Miovision Technologies Incorporated, an associate that is incorporated in Canada and is complementary to, and is viewed to grow, our existing Internet of Things business; our judgment is that we obtained significant influence over the associate concurrent with acquiring our initial equity interest. Miovision Technologies Incorporated develops a suite of hardware and cloud-based solutions that provide cities with the data and tools they need to reduce traffic congestion, make better urban planning decisions and improve safety on their roads. Our aggregate interests in Miovision Technologies Incorporated and in individually immaterial associates as at September 30, 2023, totalled $197 million (December 31, 2022 – $75 million) and totalled $37 million (December 31, 2022 – $45 million), respectively.

September 30, 2023 | 39

notes to condensed interim consolidated financial statements	(unaudited)

22	short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc., entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which it is currently able to sell an interest in certain trade receivables up to a maximum of $600 million (unchanged from December 31, 2022). The term of this revolving-period securitization agreement ends December 31, 2024 (unchanged from December 31, 2022), and it requires minimum cash proceeds of $100 million from monthly sales of interests in certain trade receivables. TELUS Communications Inc. is required to maintain a credit rating of at least BB (unchanged from December 31, 2022) from DBRS Limited or the securitization trust may require that the sale program be wound down prior to the end of the term.

Sales of trade receivables in securitization transactions are recognized as collateralized short-term borrowings and thus do not result in our de-recognition of the trade receivables sold. When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at September 30, 2023, we had sold to the trust (but continued to recognize) trade receivables of $121 million (December 31, 2022 – $118 million). Short-term borrowings of $100 million (December 31, 2022 – $100 million) are comprised of amounts advanced to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) is comprised of amounts drawn on bilateral bank facilities and/or other.

23	accounts payable and accrued liabilities

As at (millions)	September 30, 2023	December 31, 2022
Accrued liabilities	$1,437	$1,593
Payroll and other employee-related liabilities	651	656
Restricted share units liability	—	1
	2,088	2,250
Trade accounts payable [1]	965	1,382
Interest payable	229	206
Indirect taxes payable and other	119	114
	$3,401	$3,952

1	The composition of trade accounts payable varies due to factors including suppliers’ invoice timing, data processing cycle timing, the seasonal nature of some of business activities and whether the statement of financial position date is a business day. Trade accounts payable represent future payments for invoices received in respect of both operating and capital activities, and may include amounts for assessed and self-assessed government remittances.

Initiated in 2023, we have a supply chain financing program which allows suppliers of qualifying trade accounts payable to choose to be paid in advance of industry-standard payment terms by an arm’s-length third party; in turn, we reimburse the arm’s-length third party, for the amounts they funded, when the trade accounts payable were otherwise due.

24	advance billings and customer deposits

As at (millions)	September 30, 2023	December 31, 2022
Advance billings	$705	$662
Deferred customer activation and connection fees	4	5
Customer deposits	17	12
Contract liabilities	726	679
Other	211	212
	$937	$891

40 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

Contract liabilities represent our future performance obligations to customers in respect of services and/or equipment for which we have received consideration from the customer or for which an amount is due from the customer. Our contract liability balances, and the changes in those balances, are set out in the following table:

		Three months		Nine months
Periods ended September 30 (millions)	Note	2023	2022	2023	2022
Balance, beginning of period		$974	$883	$914	$870
Revenue deferred in previous period and recognized in current period		(669)	(658)	(625)	(630)
Net additions arising from operations		671	647	680	619
Additions arising from business acquisitions		—	33	7	46
Balance, end of period		$976	$905	$976	$905
Current				$873	$808
Non-current	27
Deferred revenues				97	90
Deferred customer activation and connection fees				6	7
				$976	$905
Reconciliation of contract liabilities presented in the Consolidated statements of financial position – current
Gross contract liabilities				$873	$808
Reclassification to contract assets of contracts with contract liabilities less than contract assets	6(c)			(131)	(120)
Reclassification from contract assets of contracts with contract assets less than contract liabilities	6(c)			(16)	(14)
				$726	$674

25	provisions

(millions)	Asset retirement obligation	Employee- related	Written put options and contingent consideration	Other	Total
As at July 1, 2023	$318	$145	$275	$166	$904
Additions	—	255	—	88	343
Reversals	—	—	—	(2)	(2)
Uses	(2)	(160)	(2)	(67)	(231)
Interest effects	3	—	4	—	7
Effects of foreign exchange, net	—	—	6	—	6
As at September 30, 2023	$319	$240	$283	$185	$1,027
As at January 1, 2023	$316	$84	$157	$147	$704
Additions	—	457	268	173	898
Reversals	—	—	(41)	(2)	(43)
Uses [1]	(7)	(301)	(110)	(133)	(551)
Interest effects	10	—	12	—	22
Effects of foreign exchange, net	—	—	(3)	—	(3)
As at September 30, 2023	$319	$240	$283	$185	$1,027
Current	$9	$228	$—	$108	$345
Non-current	310	12	283	77	682
As at September 30, 2023	$319	$240	$283	$185	$1,027

1	Written put options and contingent consideration uses include $54 satisfied by way of Common Shares issued.

Asset retirement obligation

We establish provisions for liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these assets are retired.

Employee-related

The employee-related provisions are largely in respect of restructuring activities (as discussed further in Note 16(b)). The timing of the associated cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Written put options and contingent consideration

In connection with certain business acquisitions, we have established provisions for written put options in respect of non-controlling interests. Provisions for some written put options are determined based on the net present value of estimated future earnings, and such provisions require us to make key economic assumptions about the future. Similarly, we have established provisions for contingent consideration. No cash outflows in respect of the written put options are expected prior to their initial exercisability, and no cash outflows in respect of contingent consideration are expected prior to completion of the periods during which the contingent consideration can be earned.

September 30, 2023 | 41

notes to condensed interim consolidated financial statements	(unaudited)

Other

The provisions for other include: legal claims; non-employee-related restructuring activities; and contract termination costs and onerous contracts related to business acquisitions. Other than as set out following, we expect that the associated cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate multi-year period.

As discussed further in Note 29, we are involved in a number of legal claims and we are aware of certain other possible legal claims. In respect of legal claims, we establish provisions, when warranted, after taking into account legal assessments, information presently available, and the expected availability of recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have established provisions for contract termination costs and onerous contracts acquired.

26	long-term debt

(a)	Details of long-term debt

As at (millions)	Note	September 30, 2023	December 31, 2022
Senior unsecured
TELUS Corporation senior notes	(b)	$20,393	$18,660
TELUS Corporation commercial paper	(c)	1,417	1,458
TELUS Corporation credit facilities	(d)	1,144	1,145
TELUS Communications Inc. debentures		199	199
Secured
TELUS International (Cda) Inc. credit facility	(e)	1,909	914
Other	(f)	292	321
		25,354	22,697
Lease liabilities	(g)	2,479	2,340
Long-term debt		$27,833	$25,037
Current		$4,376	$2,541
Non-current		23,457	22,496
Long-term debt		$27,833	$25,037

(b)	TELUS Corporation senior notes

The notes are senior unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries. The indentures governing the notes contain covenants that, among other things, place limitations on our ability, and the ability of certain of our subsidiaries, to: grant security in respect of indebtedness; enter into sale-leaseback transactions; and incur new indebtedness.

Interest is payable semi-annually. The notes require us to make an offer to repurchase them at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

At any time prior to the respective maturity dates set out in the table below, the notes issued prior to September 2023 are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 days’ and not more than 60 days’ prior notice; for notes issued subsequent to August 2023, the notice period is not fewer than 10 days’ and not more than 60 days’ prior notice. On or after the respective redemption present value spread cessation dates set out in the table below, the notes issued prior to September 2023 are redeemable at our option, in whole but not in part, on not fewer than 30 days’ and not more than 60 days’ prior notice, at redemption prices equal to 100% of the principal amounts thereof; for notes issued subsequent to August 2023, the notice period is not fewer than 10 days’ and not more than 60 days’ prior notice. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

42 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

							Principal face amount						Redemption present value spread
Series	Issued	Maturity	Issue price		Effective interest rate [1]		Originally issued			Outstanding at financial statement date			Basis points [2]	Cessation date
3.35% Notes, Series CJ	December 2012	March 2023	$998.83		3.36%			$500 million		$	NIL		40	Dec. 15, 2022
3.35% Notes, Series CK	April 2013	April 2024	$994.35		3.41%			$1.1 billion			$1.1 billion		36	Jan. 2, 2024
3.75% Notes, Series CQ	September 2014	January 2025	$997.75		3.78%			$800 million			$800 million		38.5	Oct. 17, 2024
3.75% Notes, Series CV	December 2015	March 2026	$992.14		3.84%			$600 million			$600 million		53.5	Dec. 10, 2025
2.75% Notes, Series CZ	July 2019	July 2026	$998.73		2.77%			$800 million			$800 million		33	May 8, 2026
2.80% U.S. Dollar Notes [3]	September 2016	February 2027	US$991.89		2.89%		US$	600 million		US$	600 million		20	Nov. 16, 2026
3.70% U.S. Dollar Notes [3]	March 2017	September 2027	US$998.95		3.71%		US$	500 million		US$	500 million		20	June 15, 2027
2.35% Notes, Series CAC	May 2020	January 2028	$997.25		2.39%			$600 million			$600 million		48	Nov. 27, 2027
3.625% Notes, Series CX	March 2018	March 2028	$989.49		3.75%			$600 million			$600 million		37	Dec. 1, 2027
3.30% Notes, Series CY	April 2019	May 2029	$991.75		3.40%			$1.0 billion			$1.0 billion		43.5	Feb. 2, 2029
5.00% Notes, Series CAI	September 2022	September 2029	$995.69		5.07%			$350 million			$350 million		46.5	July 13, 2029
3.15% Notes, Series CAA	December 2019	February 2030	$996.49		3.19%			$600 million			$600 million		39.5	Nov. 19, 2029
5.60% Notes, Series CAM	September 2023	September 2030	$998.85		5.62%			$500 million			$500 million		46	July 9, 2030
2.05% Notes, Series CAD	October 2020	October 2030	$997.93		2.07%			$500 million			$500 million		38	July 7, 2030
2.85% Sustainability-Linked Notes, Series CAF	June 2021	November 2031	$997.52		2.88%	[4]		$750 million			$750 million		34	Aug. 13, 2031
3.40% U.S. Dollar Sustainability-Linked Notes [3]	February 2022	May 2032	US$997.13		3.43%	[4]	US$	900 million		US$	900 million		25	Feb. 13, 2032
5.25% Sustainability-Linked Notes, Series CAG	September 2022	November 2032	$996.73		5.29%	[4]		$1.1 billion			$1.1 billion		51.5	Aug. 15, 2032
4.95% Sustainability-Linked Notes, Series CAJ	March 2023	March 2033	$998.28		4.97%			$500 million			$500 million		54.5	Dec. 28, 2032
5.75% Sustainability-Linked Notes, Series CAK	September 2023	September 2033	$997.82		5.78%			$850 million			$850 million		52	June 8, 2033
4.40% Notes, Series CL	April 2013	April 2043	$997.68		4.41%			$600 million			$600 million		47	Oct. 1, 2042
5.15% Notes, Series CN	November 2013	November 2043	$995.00		5.18%			$400 million			$400 million		50	May 26, 2043
4.85% Notes, Series CP	Multiple [5]	April 2044	$987.91	[5]	4.93%	[5]		$500 million	[5]		$900 million	[5]	46	Oct. 5, 2043
4.75% Notes, Series CR	September 2014	January 2045	$992.91		4.80%			$400 million			$400 million		51.5	July 17, 2044
4.40% Notes, Series CU	March 2015	January 2046	$999.72		4.40%			$500 million			$500 million		60.5	July 29, 2045
4.70% Notes, Series CW	Multiple [6]	March 2048	$998.06	[6]	4.71%	[6]		$325 million	[6]		$475 million	[6]	58.5	Sept. 6, 2047
4.60% U.S. Dollar Notes [3]	June 2018	November 2048	US$987.60		4.68%		US$	750 million		US$	750 million		25	May 16, 2048
4.30% U.S. Dollar Notes [3]	May 2019	June 2049	US$990.48		4.36%		US$	500 million		US$	500 million		25	Dec. 15, 2048
3.95% Notes, Series CAB	Multiple [7]	February 2050	$997.54	[7]	3.97%	[7]		$400 million	[7]		$800 million	[7]	57.5	Aug. 16, 2049
4.10% Notes, Series CAE	April 2021	April 2051	$994.70		4.13%			$500 million			$500 million		53	Oct. 5, 2050
5.65% Notes, Series CAH	September 2022	September 2052	$996.13		5.68%			$550 million			$550 million		61.5	Mar. 13, 2052
5.95% Notes, Series CAL	September 2023	September 2053	$992.67		6.00%			$400 million			$400 million		61.5	Mar. 8, 2053

1	The effective interest rate is that which the notes would yield to an initial debt holder if held to maturity.
2	For Canadian dollar-denominated notes, the redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.

For U.S. dollar-denominated notes, the redemption price is equal to the greater of (i) the present value of the notes discounted at the U.S. Adjusted Treasury Rate (at the U.S. Treasury Rate for the 3.40% U.S. Dollar Sustainability-Linked Notes) plus the redemption present value spread calculated over the period to the redemption present value spread cessation date, or (ii) 100% of the principal amount thereof.

3	We have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively converted the principal payments and interest obligations to Canadian dollar obligations as follows:

Series	Interest rate fixed at	Canadian dollar equivalent principal	Exchange rate
2.80% U.S. Dollar Notes	2.95%	$792 million	$1.3205
3.70% U.S. Dollar Notes	3.41%	$667 million	$1.3348
3.40% U.S. Dollar Sustainability-Linked Notes	3.89%	$1,148 million	$1.2753
4.60% U.S. Dollar Notes	4.41%	$974 million	$1.2985
4.30% U.S. Dollar Notes	4.27%	$672 million	$1.3435

4	If we have not obtained a sustainability performance target verification assurance certificate for the fiscal year ended December 31, 2030, the sustainability-linked notes will bear interest at an increased rate from the trigger date through to their individual maturities. The interest rate on certain of the sustainability-linked notes may also increase (MFN step-up) in certain circumstances if we fail to meet additional sustainability and/or environmental, social or governance targets as may be provided for in a sustainability-linked bond; the interest rate on the sustainability-linked notes, however, in no event can exceed the initial rate by more than the aggregate MFN step-up and trigger event limit, whether as a result of not obtaining a sustainability performance target verification assurance certificate and/or any targets provided for in one or more future sustainability-linked bonds. Similarly, if we redeem any of the sustainability-linked notes and we have not obtained a sustainability performance target verification assurance certificate at the end of the fiscal year immediately preceding the date fixed for redemption, the interest accrued (if any) will be determined using the rates set out in the following table.

September 30, 2023 | 43

notes to condensed interim consolidated financial statements	(unaudited)

	Sustainability performance target verification assurance certificate			Aggregate	Redemption
Series	Fiscal year	Trigger date	Post-trigger event interest rate	MFN step-up and trigger event limit	interest accrual rate if certificate not obtained
2.85% Sustainability-Linked Notes, Series CAF	2030	Nov. 14, 2030	3.85%	N/A	3.85%
3.40% U.S. Dollar Sustainability-Linked Notes	2030	Nov. 14, 2030	4.40%	1.50%	4.40%
5.25% Sustainability-Linked Notes, Series CAG	2030	Nov. 15, 2030	6.00%	1.50%	6.00%
4.95% Sustainability-Linked Notes, Series CAJ	2030	Mar. 28, 2031	5.70%	1.50%	5.70%
5.75% Sustainability-Linked Notes, Series CAJ	2030	Apr. 30, 2031	6.95%	1.20%	6.95%

5	$500 million of 4.85% Notes, Series CP were issued in April 2014 at an issue price of $998.74 and an effective interest rate of 4.86%. This series of notes was reopened in December 2015 and a further $400 million of notes were issued at an issue price of $974.38 and an effective interest rate of 5.02%.
6	$325 million of 4.70% Notes, Series CW were issued in March 2017 at an issue price of $990.65 and an effective interest rate of 4.76%. This series of notes was reopened in February 2018 and a further $150 million of notes were issued in March 2018 at an issue price of $1,014.11 and an effective interest rate of 4.61%.
7	$400 million of 3.95% Notes, Series CAB were issued in December 2019 at an issue price of $991.54 and an effective interest rate of 4.00%. This series of notes was reopened in May 2020 and a further $400 million of notes were issued at an issue price of $1,003.53 and an effective interest rate of 3.93%.

(c)	TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving $2.75 billion syndicated credit facility (see (d)) and is to be used for general corporate purposes, including capital expenditures and investments. This program enables us to issue commercial paper, subject to conditions related to debt ratings, up to a maximum aggregate equivalent amount at any one time of $2.0 billion (US$1.5 billion maximum). Foreign currency forward contracts are used to manage currency risk arising from issuing commercial paper denominated in U.S. dollars. Commercial paper debt is due within one year and is classified as a current portion of long-term debt, as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year. As at September 30, 2023, we had $1.4 billion (December 31, 2022 – $1.5 billion) of commercial paper outstanding, all of which was denominated in U.S. dollars (US$1.0 billion; December 31, 2022 – US$1.1 billion), with an effective average interest rate of 5.8%, maturing through February 2024.

(d)	TELUS Corporation credit facilities

As at September 30, 2023, TELUS Corporation had an unsecured revolving $2.75 billion bank credit facility, expiring on July 14, 2028 (December 31, 2022 – April 6, 2026), with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstopping of commercial paper.

As at September 30, 2023, TELUS Corporation had an unsecured non-revolving $1.1 billion bank credit facility, maturing July 9, 2024, with a syndicate of financial institutions, which is to be used for general corporate purposes. As at September 30, 2023, we had drawn $1.1 billion on the non-revolving bank credit facility, with an effective average interest rate of 6.0% through October 2023.

The TELUS Corporation credit facilities bear interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or term secured overnight financing rate (SOFR) (as such terms are used or defined in the credit facilities), plus applicable margins. The credit facilities contain customary representations, warranties and covenants, including two financial quarter-end ratio tests. These tests are that our leverage ratio must not exceed 4.25:1.00 and our operating cash flow to interest expense ratio must not be less than 2.00:1.00, all as defined in the credit facilities.

Continued access to the TELUS Corporation credit facilities is not contingent upon TELUS Corporation maintaining a specific credit rating.

As at (millions)	September 30, 2023	December 31, 2022
Net available	$1,333	$1,292
Backstop of commercial paper	1,417	1,458
Gross available revolving $2.75 billion bank credit facility	$2,750	$2,750

We had $62 million of letters of credit outstanding as at September 30, 2023 (December 31, 2022 – $119 million), issued under various uncommitted facilities; such letter of credit facilities are in addition to the ability to provide letters of credit pursuant to our committed revolving bank credit facility. We have arranged incremental letters of credit to allow us to participate in Innovation, Science and Economic Development Canada’s 3800 MHz wireless spectrum auction that commenced in October 2023 (see Note 18(a)). Under the terms of the auction, communications between bidders that would provide insights into bidding strategies, including reference to preferred blocks, technologies or valuations, are precluded until the deadline for the final payment in the auction. Disclosure of the precise amount of our letters of credit could be interpreted as a signal of bidding intentions. The maximum amount of letters of credit that any national incumbent could be required to deliver is approximately $350 million.

44 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

(e)	TELUS International (Cda) Inc. credit facility

As at September 30, 2023, and December 31, 2022, TELUS International (Cda) Inc. had a credit facility, secured by its assets, expiring on January 3, 2028, with a syndicate of financial institutions, including TELUS Corporation. The credit facility is comprised of revolving components totalling US$800 million, with TELUS Corporation as approximately 7.2% lender and amortizing term loan components totalling US$1.2 billion, with TELUS Corporation as approximately 7.2% lender. The credit facility is non-recourse to TELUS Corporation. The outstanding revolving components and term loan components had a weighted average interest rate of 7.4% as at September 30, 2023.

As at (millions)	September 30, 2023						December 31, 2022
	Revolving components		Term loan components [1]		Total		Revolving components		Term loan components [1]		Total
Available [2]	US$	436	US$	—	US$	436	US$	658	US$	600	US$	1,258
Outstanding
Due to other		338		1,086		1,424		132		557		689
Due to TELUS Corporation		26		84		110		10		43		53
	US$	800	US$	1,170	US$	1,970	US$	800	US$	1,200	US$	2,000

1	Relative to amounts owed to the syndicate of financial institutions, excluding TELUS Corporation, we have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert an amortizing amount of US$437 of the principal payments, and associated interest obligations, to European euro obligations with an effective fixed interest rate of 2.6% and an effective fixed economic exchange rate of US$1.088:€1.00. These have been accounted for as a net investment hedge in a foreign operation (see Note 4).
2	Of the amounts available at December 31, 2022, US$525 of the revolving components and US$600 of the term loan components had a condition precedent of consummating the WillowTree acquisition, which occurred on January 3, 2023 (see Note 18(b)).

The TELUS International (Cda) Inc. credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or term secured overnight financing rate (SOFR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests: the TELUS International (Cda) Inc. quarter-end net debt to operating cash flow ratio must not exceed 4.25:1.00 through fiscal 2023, 3.75:1.00 through fiscal 2024, and 3.25:1.00 subsequently; and the quarter-end operating cash flow to debt service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00; all as defined in the credit facility.

The term loan components are subject to amortization schedules which requires that 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

(f)	Other

Other liabilities bear interest at 3.3%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

(g)	Lease liabilities

Lease liabilities are subject to amortization schedules, so that the principal is repaid over various periods, including reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 5.2% as at September 30, 2023.

September 30, 2023 | 45

notes to condensed interim consolidated financial statements	(unaudited)

(h)	Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated for long-term debt owing as at September 30, 2023, are as follows:

Composite long-term debt denominated in	Canadian dollars			U.S. dollars					Other currencies
	Long-term debt,			Long-term debt,		Currency swap agreement amounts to be exchanged
Years ending December 31 (millions)	excluding leases	Leases (Note 19)	Total	excluding leases	Leases (Note 19)	(Receive) [1]	Pay	Total	Leases (Note 19)	Total
2023 (remainder of year)	$4	$123	$127	$1,186	$7	$(1,204)	$1,195	$1,184	$15	$1,326
2024	2,266	458	2,724	325	26	(288)	278	341	57	3,122
2025	1,023	358	1,381	75	27	(32)	28	98	46	1,525
2026	1,462	256	1,718	38	28	(32)	28	62	37	1,817
2027	63	211	274	1,525	23	(1,519)	1,489	1,518	21	1,813
2028-2032	6,128	377	6,505	2,823	39	(1,679)	1,597	2,780	49	9,334
Thereafter	6,862	294	7,156	1,765	—	(1,690)	1,646	1,721	15	8,892
Future cash outflows in respect of composite long-term debt principal repayments	17,808	2,077	19,885	7,737	150	(6,444)	6,261	7,704	240	27,829
Future cash outflows in respect of associated interest and like carrying costs [2]	9,025	438	9,463	3,080	67	(2,615)	2,475	3,007	54	12,524
Undiscounted contractual maturities (Note 4(b))	$26,833	$2,515	$29,348	$10,817	$217	$(9,059)	$8,736	$10,711	$294	$40,353

1	Where applicable, cash flows reflect foreign exchange rates as at September 30, 2023.
2	Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at September 30, 2023.

27	other long-term liabilities

As at (millions)	Note	September 30, 2023	December 31, 2022
Contract liabilities	24	$97	$82
Other		2	2
Deferred revenues		99	84
Pension benefit liabilities	15	370	392
Other post-employment benefit liabilities		76	68
Derivative liabilities	4(d)	25	24
Investment in real estate joint ventures	21(a)	—	9
Other		47	53
		617	630
Deferred customer activation and connection fees	24	6	6
		$623	$636

28	owners’ equity

(a)	TELUS Corporation Common Share capital – general

Our authorized share capital is as follows:

As at	September 30, 2023	December 31, 2022
First Preferred Shares	1 billion	1 billion
Second Preferred Shares	1 billion	1 billion
Common Shares	4 billion	4 billion

Only holders of Common Shares may vote at our general meetings, with each holder of Common Shares entitled to one vote per Common Share held at all such meetings so long as not less than 66-2/3% of the issued and outstanding Common Shares are owned by Canadians. With respect to priority in the payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

46 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

As at September 30, 2023, approximately 18 million Common Shares were reserved for issuance from Treasury under a dividend reinvestment and share purchase plan (see Note 13(b)); approximately 49 million Common Shares were reserved for issuance from Treasury under a restricted share unit plan (see Note 14(b)); and approximately 12 million Common Shares were reserved for issuance from Treasury under a share option plan (see Note 14(d)).

(b)	Purchase of TELUS Corporation Common Shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase a portion of our Common Shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. In June 2022, we received approval for a normal course issuer bid to purchase and cancel up to 10 million of our Common Shares (up to a maximum amount of $250 million) from June 6, 2022, to June 5, 2023. During the nine-month periods ending September 30, 2023 and 2022, we did not purchase or cancel any shares pursuant to normal course issuer bids.

(c)	Subsidiary with significant non-controlling interest

Our TELUS International (Cda) Inc. subsidiary is incorporated under the Business Corporations Act (British Columbia) and has geographically dispersed operations with principal places of business in Asia, Central America, Europe and North America.

Changes in interests during the nine-month periods ended September 30, 2023 and 2022, and which are reflected in the Consolidated statement of changes in owners’ equity, are set out in the following table.

	Economic interest [1]		Voting interest [1]
Nine-month periods ended September 30	2023	2022	2023	2022
Interest in TELUS International (Cda) Inc., beginning of period	56.6%	55.1%	72.4%	70.9%
Effect of
Issue of subordinate voting shares as consideration in business acquisition (Note 18(b))	(1.4)	—	(0.2)	—
TELUS Corporation acquisition of shares from non-controlling interests [2]	0.9	1.0	1.2	1.5
Share-based compensation and other	(0.1)	—	—	—
Interest in TELUS International (Cda) Inc., end of period	56.0%	56.1%	73.4%	72.4%

1	Due to the voting rights associated with the multiple voting shares held by TELUS Corporation, our economic and voting interests subsequent to the initial public offering differ.
2	Acquisition of shares from non-controlling interests for $57 million (2022 – $85 million), of which $32 million (2022 – $61 million) was charged to amounts recorded in owners’ equity for contributed surplus and the balance was charged to non-controlling interests.

Summarized financial information

Summarized financial information of our TELUS International (Cda) Inc. subsidiary is set out in the following table.

	Three months		Nine months
As at, or for the periods ended, (millions) [1]	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	December 31, 2022
Statement of financial position
Current assets			$1,120		$926
Non-current assets			$5,524		$3,875
Current liabilities			$990		$733
Non-current liabilities			$2,961		$1,581
Statement of income and other comprehensive income
Revenue and other income	$889	$803	$2,713	$2,359
Net income (loss)	$11	$78	$21	$193
Comprehensive income (loss)	$38	$148	$7	$225
Statement of cash flows
Cash provided by operating activities	$201	$158	$344	$419
Cash used by investing activities	$(28)	$(25)	$(1,231)	$(115)
Cash provided (used) by financing activities	$(186)	$(98)	$896	$(251)

1	As required by IFRS-IASB, this summarized financial information excludes inter-company eliminations.

29	contingent liabilities

(a)	Claims and lawsuits

General

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

September 30, 2023 | 47

notes to condensed interim consolidated financial statements	(unaudited)

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items enumerated following.

Certified class actions

Certified class actions against us include the following:

Per minute billing class action

In 2008, a class action was brought in Ontario against us alleging breach of contract, breach of the Ontario Consumer Protection Act, breach of the Competition Act and unjust enrichment, in connection with our practice of “rounding up” mobile airtime to the nearest minute and charging for the full minute. The action sought certification of a national class. In November 2014, an Ontario class only was certified by the Ontario Superior Court of Justice in relation to the breach of contract, breach of Consumer Protection Act, and unjust enrichment claims; all appeals of the certification decision have now been exhausted. At the same time, the Ontario Superior Court of Justice declined to stay the claims of our business customers, notwithstanding an arbitration clause in our customer service agreements with those customers. This latter decision was appealed and on May 31, 2017, the Ontario Court of Appeal dismissed our appeal. The Supreme Court of Canada granted us leave to appeal this decision and on April 4, 2019, granted our appeal and stayed the claims of business customers. Notice of this certified class action was provided to potential class members in 2022.

Call set-up time class actions

In 2005, a class action was brought against us in British Columbia alleging that we have engaged in deceptive trade practices in charging for incoming calls from the moment the caller connects to the network, and not from the moment the incoming call is connected to the recipient. In 2011, the Supreme Court of Canada upheld a stay of all of the causes of action advanced by the plaintiff in this class action, with one exception, based on the arbitration clause that was included in our customer service agreements. The sole exception was the cause of action based on deceptive or unconscionable practices under the British Columbia Business Practices and Consumer Protection Act, which the Supreme Court of Canada declined to stay. In January 2016, the British Columbia Supreme Court certified this class action in relation to the claim under the Business Practices and Consumer Protection Act. The class is limited to residents of British Columbia who contracted mobile services with us in the period from January 21, 1999, to April 2010. We have appealed the certification decision. A companion class action was brought against us in Alberta at the same time as the British Columbia class action. The Alberta class action duplicates the allegations in the British Columbia action, but has not proceeded to date and is not certified. Subject to a number of conditions, including court approval, we have now settled both the British Columbia and the Alberta class actions.

Uncertified class actions

Uncertified class actions against us include:

9-1-1 class actions

In 2008, a class action was brought in Saskatchewan against us and other Canadian telecommunications carriers alleging that, among other matters, we failed to provide proper notice of 9-1-1 charges to the public, have been deceitfully passing them off as government charges, and have charged 9-1-1 fees to customers who reside in areas where 9-1-1 service is not available. The plaintiffs advance causes of action in breach of contract, misrepresentation and false advertising and seek certification of a national class. A virtually identical class action was filed in Alberta at the same time, but the Alberta Court of Queen’s Bench declared that class action expired against us as of 2009. No steps have been taken in this proceeding since 2016.

Public Mobile class actions

In 2014, class actions were brought against us in Quebec and Ontario on behalf of Public Mobile’s customers, alleging that changes to the technology, services and rate plans made by us contravene our statutory and common law obligations. In particular, the Quebec action alleges that our actions constitute a breach of the Quebec Consumer Protection Act, the Quebec Civil Code, and the Ontario Consumer Protection Act. On June 28, 2021, the Quebec Superior Court approved the discontinuance of this claim against TELUS. The Ontario class action alleges negligence, breach of express and implied warranty, breach of the Competition Act, unjust enrichment, and waiver of tort. No steps have been taken in this proceeding since it was filed and served.

48 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

Summary

We believe that we have good defences to the above matters. Should the ultimate resolution of these matters differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations, including cash flows, could result. Management’s assessments and assumptions include that reliable estimates of any such exposure cannot be made considering the continued uncertainty about: the nature of the damages that may be sought by the plaintiffs; the causes of action that are being, or may ultimately be, pursued; and, in the case of the uncertified class actions, the causes of action that may ultimately be certified.

(b)	Concentration of labour

In October 2021, we commenced collective bargaining with the Telecommunications Workers Union, United Steelworkers Local 1944 (TWU), to renew the collective agreement that expired on December 31, 2021. In early March 2023, the TWU and ourselves reached a tentative four-year collective agreement which would be subject to ratification by members of the TWU. On March 17, 2023, the TWU and ourselves announced that the ratification process was completed with a majority of the TWU members who cast their ballots voting to accept the tentative agreement. The new collective agreement with the TWU is effective from April 16, 2023, to March 31, 2027, and currently covers less than 4,500 team members nationally.

30	related party transactions

(a)	Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

	Three months		Nine months
Periods ended September 30 (millions)	2023	2022	2023	2022
Short-term benefits	$5	$4	$16	$12
Post-employment pension [1] and other benefits	5	2	9	9
Share-based compensation [2]	8	17	35	57
	$18	$23	$60	$78

1	Our Executive Team members are members of our Pension Plan for Management and Professional Employees of TELUS Corporation and certain other non-registered, non-contributory supplementary defined benefit and defined contribution pension plans.
2	We accrue an expense for the notional subset of our restricted share units with market performance conditions using a fair value determined by a Monte Carlo simulation. Restricted share units with an equity settlement feature are accounted for as equity instruments. The expense for restricted share units that do not ultimately vest is reversed against the expense that was previously recorded in their respect.

As disclosed in Note 14, we made initial awards of share-based compensation in 2023 and 2022, including, as set out in the following table, to our key management personnel. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the related expense is being recognized rateably over a period of years and thus only a portion of the 2023 and 2022 initial awards are included in the amounts in the table above.

Nine-month periods ended September 30	2023			2022
($ in millions)	Number of units	Notional value [1]	Grant-date fair value [1]	Number of units	Notional value [1]	Grant-date fair value [1]
TELUS Corporation
Restricted share units	1,220,549	$33	$35	1,007,431	$32	$39
TELUS International (Cda) Inc.
Restricted share units	353,789	10	10	265,617	9	9
		$43	$45		$41	$48

1	The notional value of restricted share units is determined by multiplying the equity share price at the time of award by the number of units awarded; the grant-date fair value differs from the notional value because the fair values of some awards have been determined using a Monte Carlo simulation (see Note 14(b)). The notional value of share options has been determined using an option pricing model.

The amount recorded for liability-accounted restricted share units and share options outstanding as at September 30, 2023, was $NIL (December 31, 2022 – $1 million).

Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, TELUS Corporation Common Shares or cash. Deferred share units entitle directors to a specified number of TELUS Corporation Common Shares. Deferred share units accounted for as liabilities have been paid out when a director ceased to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the three-month and nine-month periods ended September 30, 2023 and 2022, no amounts were paid out. As at September 30, 2023, and December 31, 2022, no liability-accounted share-based compensation awards were outstanding.

September 30, 2023 | 49

notes to condensed interim consolidated financial statements	(unaudited)

Employment agreements with members of the Executive Team typically provide for severance payments if an executive’s employment is terminated without cause: generally, 18–24 months of base salary, benefits and accrual of pension service in lieu of notice, and 50% of base salary in lieu of an annual cash bonus. In the event of a change in control, Executive Team members are not entitled to treatment any different than that given to our other employees with respect to non-vested share-based compensation.

(b)	Transactions with defined benefit pension plans

During the three-month and nine-month periods ended September 30, 2023, we provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis; the charges for these services amounted to $2 million (2022 – $2 million) and $7 million (2022 – $6 million), respectively.

(c)	Transactions with real estate joint ventures and associate

During the three-month and nine-month periods ended September 30, 2023 and 2022, we had transactions with the real estate joint ventures, which are related parties, as set out in Note 21. As at September 30, 2023, we had recorded lease liabilities of $85 million (December 31, 2022 – $87 million) in respect of our TELUS Sky leases, and monthly cash payments are made in accordance with the lease agreements; one-third of those amounts is due to our economic interest in the real estate joint venture.

During the three-month and nine-month periods ended September 30, 2023, we increased our investment in Miovision Technologies Incorporated, as set out in Note 21(b).

31	additional statement of cash flow information

(a)	Statements of cash flows – operating activities and investing activities

		Three months		Nine months
Periods ended September 30 (millions)	Note	2023	2022	2023	2022
OPERATING ACTIVITIES
Net change in non-cash operating working capital
Accounts receivable		$(124)	$(192)	$40	$(163)
Inventories		30	(62)	(13)	(51)
Contract assets		4	5	18	43
Prepaid expenses		33	(42)	(153)	(214)
Accounts payable and accrued liabilities		108	210	(417)	53
Income and other taxes receivable and payable, net		33	67	(22)	137
Advance billings and customer deposits		(5)	(17)	39	(24)
Provisions		105	23	179	9
		$184	$(8)	$(329)	$(210)
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences
Capital asset additions
Gross capital expenditures
Property, plant and equipment	17	$(703)	$(928)	$(2,074)	$(2,518)
Intangible assets subject to amortization	18	(246)	(297)	(720)	(745)
		(949)	(1,225)	(2,794)	(3,263)
Additions arising from leases	17	180	300	505	451
Capital expenditures	5	(769)	(925)	(2,289)	(2,812)
Effect of asset retirement obligations		—	—	—	222
		(769)	(925)	(2,289)	(2,590)
Other non-cash items included above
Change in associated non-cash investing working capital		24	93	(209)	(49)
Non-cash change in asset retirement obligation		—	—	—	(222)
		24	93	(209)	(271)
		$(745)	$(832)	$(2,498)	$(2,861)

50 | September 30, 2023

notes to condensed interim consolidated financial statements	(unaudited)

(b)	Changes in liabilities arising from financing activities

	Three-month period ended September 30, 2022						Three-month period ended September 30, 2023
		Statement of cash flows		Non-cash changes				Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
Dividends payable to holders of Common Shares	$467	$—	$(467)	$—	$480	$480	$526	$—	$(526)	$—	$529	$529
Dividends reinvested in shares from Treasury	—	—	170	—	(170)	—	—	—	188	—	(188)	—
	$467	$—	$(297)	$—	$310	$480	$526	$—	$(338)	$—	$341	$529
Short-term borrowings	$279	$305	$(487)	$—	$7	$104	$594	$17	$(507)	$—	$—	$104
Long-term debt
TELUS Corporation senior notes	$16,459	$2,000	$—	$267	$(17)	$18,709	$18,564	$1,750	$—	$91	$(12)	$20,393
TELUS Corporation commercial paper	1,922	1,342	(2,064)	101	—	1,301	1,944	1,008	(1,576)	41	—	1,417
TELUS Corporation credit facilities	—	1,594	—	—	—	1,594	1,144	—	—	—	—	1,144
TELUS Communications Inc. debentures	199	—	—	—	—	199	199	—	—	—	—	199
TELUS International (Cda) Inc. credit facility	984	—	(74)	63	1	974	2,023	50	(208)	43	1	1,909
Other	300	—	(547)	—	542	295	298	—	(6)	—	—	292
Lease liabilities	1,764	—	(118)	3	418	2,067	2,416	—	(135)	5	193	2,479
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	(172)	2,071	(2,027)	(399)	271	(256)	72	1,595	(1,595)	(161)	(1)	(90)
	21,456	7,007	(4,830)	35	1,215	24,883	26,660	4,403	(3,520)	19	181	27,743
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(2,071)	2,071	—	—	—	—	(1,595)	1,595	—	—	—
	$21,456	$4,936	$(2,759)	$35	$1,215	$24,883	$26,660	$2,808	$(1,925)	$19	$181	$27,743

September 30, 2023 | 51

notes to condensed interim consolidated financial statements	(unaudited)

	Nine-month period ended September 30, 2022						Nine-month period ended September 30, 2023
		Statement of cash flows		Non-cash changes				Statement of cash flows		Non-cash changes
(millions)	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period	Beginning of period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement (Note 4(e))	Other	End of period
Dividends payable to holders of Common Shares	$449	$—	$(1,366)	$—	$1,397	$480	$502	$—	$(1,534)	$—	$1,561	$529
Dividends reinvested in shares from Treasury	—	—	486	—	(486)	—	—	—	558	—	(558)	—
	$449	$—	$(880)	$—	$911	$480	$502	$—	$(976)	$—	$1,003	$529
Short-term borrowings	$114	$480	$(497)	$—	$7	$104	$104	$607	$(607)	$—	$—	$104
Long-term debt
TELUS Corporation senior notes	$15,258	$3,143	$—	$333	$(25)	$18,709	$18,660	$2,250	$(500)	$(8)	$(9)	$20,393
TELUS Corporation commercial paper	1,900	4,245	(4,976)	132	—	1,301	1,458	4,712	(4,752)	(1)	—	1,417
TELUS Corporation credit facilities	—	1,594	—	—	—	1,594	1,145	—	—	—	(1)	1,144
TELUS Communications Inc. debentures	448	—	(249)	—	—	199	199	—	—	—	—	199
TELUS International (Cda) Inc. credit facility	1,062	11	(181)	80	2	974	914	1,363	(356)	(14)	2	1,909
Other	308	—	(661)	—	648	295	321	—	(179)	—	150	292
Lease liabilities	1,876	—	(366)	(2)	559	2,067	2,340	—	(394)	11	522	2,479
Derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt – liability (asset)	4	4,997	(4,952)	(534)	229	(256)	(80)	4,789	(4,803)	(1)	5	(90)
	20,856	13,990	(11,385)	9	1,413	24,883	24,957	13,114	(10,984)	(13)	669	27,743
To eliminate effect of gross settlement of derivatives used to manage currency risk arising from U.S. dollar-denominated long-term debt	—	(4,997)	4,997	—	—	—	—	(4,789)	4,789	—	—	—
	$20,856	$8,993	$(6,388)	$9	$1,413	$24,883	$24,957	$8,325	$(6,195)	$(13)	$669	$27,743

52 | September 30, 2023